HEAD OFFICE


SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH. D.C.
209
SECTION



TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey
8 18 18
8 18 88
ık.com

05008736

SUPPL

May 25, 2005

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Please find enclosed March 31, 2005 financial statements prepared in line with the BRSA's (Banking Regulation and Supervisory Agency) directives.

Yours sincerely,

Aslı SU
Vice President
Corporate Strategy, Business Development
& Investor Relations

Hale TUNABOYLU
Vice President
Corporate Strategy, Business Development
& Investor Relations

PROCESSED
JUN 0 9 2005
THOMSON
FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
MAY 31 2005
WASH. D.C.
209
SECTION

Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Interim Financial Statements

As of and For the Three Month Ended 31 March 2005

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish)

With Independent Auditor's Review Report Thereon

Akis Serbest Muhasebeci
Mali Müşavirlik AŞ

13 May 2005

This report contains "Independent Auditor's Review Report" comprising 1 page and; "Unconsolidated financial statements and related disclosures and footnotes" comprising 64 pages.

Convenience Translation of the Auditor's Review Report
Originally Prepared and Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ:

We have reviewed the balance sheet of Türkiye Garanti Bankası AŞ as of 31 March 2005 and the related income statement for the three-month period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility, as independent auditors is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the regulations related with the "Accounting and Recording Rules" and "Independent Auditing Standards" of (Turkish) Banking Law No 4389. These regulations require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the personnel of the Bank and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements are not presented fairly, in all material respects, the financial position of Türkiye Garanti Bankası AŞ as of 31 March 2005 and the result of its operations for the period then ended in accordance with regulations described in Article 13 "Accounting and Recording Rules" of (Turkish) Banking Law.

İstanbul,
13 May 2005

Akis Serbest Muhasebeci
Mali Müşavirlik
Anonim Şirketi

Bülent Ejder
Partner
Certified Public Accountant

Additional paragraph for convenience translation to English:

As explained in Note 3.1.1, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

As of 31 March 2005, Unconsolidated Interim Financial Statements and Related Disclosures and Footnotes to be Announced to Public together with Independent Auditor's Review Report Thereon

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 217 64 22
www.garantibank.com.tr

The Reporting Package prepared in accordance with the statement no.17 "Financial Statements and Related Disclosures and Footnotes to be Announced to Public" as regulated by Banking Regulation and Supervision Agency (BRSA), is comprised of the following sections:

1. General Information about the Bank
2. Unconsolidated Interim Financial Statements
3. Accounting Policies
4. Financial Position and Results of Operations
5. Disclosures and Footnotes on Unconsolidated Interim Financial Statements
6. Other Disclosures and Footnotes
7. Independent Auditor's Review Report and Auditor's Evaluation

The unconsolidated interim financial statements and related disclosures and footnotes that were subject to independent review, are prepared in accordance with the "Regulation on Accounting Standards" and the related statements and in compliance with the financial records of our Bank. Unless stated otherwise, the accompanying unconsolidated interim financial statements are presented in thousands of New Turkish Lira (YTL); and enclosed.

M. Cüneyt Sezgin	**S. Ergun Özen**	**B. Sema Yurdum**	**Aylin Aktürk/Aydın Şenel**
Board of Directors Member Responsible of Internal Control System	General Manager	Executive Vice President	Senior Vice Presidents

(Thousands of New Turkish Lira)

1 General Information

1.1 Activities of the Bank

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 346 domestic branches, three foreign branches and five representative offices abroad. The Bank's head office is located in Istanbul.

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Providing attorneyship, insurance agency, brokerage and freight services in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than those stated above to be of benefit to the Bank, it is recommended in the general meeting, and the launching of the related project depends on the decision taken during the General Assembly which results in a change in the Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. Deposits are the main sources of the lendings to the customers. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

1.2 Related parties

Group of Companies under Doğuş Holding AŞ that currently owns 50.84% shares of the Bank, is called as the Doğuş Group (the Group).

The Group was established in 1951 as a construction and contracting firm. In addition to the construction sector, the Group operates in a variety of businesses consisting of financial services, automotive, retail, tourism and service sectors with more than 17,000 employees.

The Group already operates partnerships and has distribution, management and franchise agreements with internationally recognized brand names, such as Volkswagen, Audi, Porsche, Seat, Scania, ITT Sheraton, Hyatt Regency, Jeeves, Armani, Gucci and CNBC.

In the construction sector, the Group has an important role in ongoing projects or projects being considered such as Araklı-İyidere, Çukurova, Sinop-Boyabat, Asilah-Tanger (Morocco) motorways, Yusufeli and Artvin dams, Ukraine Dnyeper Bridge.

The Group has tourism investments such as Sheraton Voyager, Club Aldiana and Paradise Side Apart Otel and five marinas which are adjudicated by "build, operate and transfer model" such as Dalaman, Didim, Turgutreis, Bodrum, Antalya.

The investments of the Group in the financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Sigorta AŞ, Garanti Emeklilik AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Ödeme Sistemleri AŞ, Garanti Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

2 Unconsolidated Interim Financial Statements

(Convenience Translation of Financial Statements Originally Issued in Turkish - See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi
Balance Sheet
At 31 March 2005

(Thousands of New Turkish Lira (YTL))

	ASSETS	Footnotes	CURRENT PERIOD 31 March 2005			PRIOR PERIOD 31 December 2004		
			YTL	FC	Total	YTL	FC	Total
I.	**CASH AND BALANCES WITH THE CENTRAL BANK OF TURKEY**	5.1.1	**64.414**	**574.801**	**639.215**	**62.803**	**1.228.128**	**1.290.931**
1.1	Cash in YTL		62.955	-	62.955	62.013	-	62.013
1.2	Cash in foreign currency		-	73.368	73.368	-	127.515	127.515
1.3	Balances with the Central Bank of Turkey		345	499.289	499.634	342	1.098.107	1.098.449
1.4	Other		1.114	2.144	3.258	448	2.506	2.954
II.	**TRADING SECURITIES (Net)**	5.1.2	**98.149**	**121.391**	**219.540**	**201.440**	**74.382**	**275.822**
2.1	Public sector debt securities		98.149	120.493	218.642	201.440	73.824	275.264
2.1.1	Government bonds		94.966	115.650	210.616	180.971	72.473	253.444
2.1.2	Treasury bills		3.183	-	3.183	20.469	-	20.469
2.1.3	Other		-	4.843	4.843	-	1.351	1.351
2.2	Share certificates		-	-	-	-	-	-
2.3	Other securities		-	898	898	-	558	558
III.	**BANKS AND OTHER FINANCIAL INSTITUTIONS**	5.1.3	**52.704**	**458.012**	**510.716**	**34.891**	**208.703**	**243.594**
3.1	Banks		52.704	458.012	510.716	34.891	208.703	243.594
3.1.1	Domestic banks		13.493	139.669	153.162	12.611	89.309	101.920
3.1.2	Foreign banks		39.211	318.343	357.554	22.280	119.394	141.674
3.1.3	Foreign branches		-	-	-	-	-	-
3.2	Other financial institutions		-	-	-	-	-	-
IV.	**INTERBANK MONEY MARKET**		-	-	-	-	-	-
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements	5.1.4	-	-	-	-	-	-
V.	***INVESTMENT SECURITIES AVAILABLE FOR SALE (Net)***	5.1.5	***2.900.923***	***2.761.161***	***5.662.084***	***2.707.093***	***2.673.967***	***5.381.060***
5.1	Share certificates		62.256	-	62.256	67.915	-	67.915
5.2	Other securities		2.838.667	2.761.161	5.599.828	2.639.178	2.673.967	5.313.145
VI.	**LOANS**	5.1.6	**5.754.785**	**5.650.416**	**11.405.201**	**5.166.274**	**5.335.102**	**10.501.376**
6.1	Short term		4.544.378	1.855.323	6.399.701	4.736.717	2.072.309	6.809.026
6.2	Medium and long term		1.068.962	3.795.093	4.864.055	241.268	3.262.793	3.504.061
6.3	Loans under follow-up		500.522	-	500.522	431.826	-	431.826
6.4	Specific provisions (-)		359.077	-	359.077	243.537	-	243.537
VII.	**FACTORING RECEIVABLES**	5.1.7	-	-	-	-	-	-
VIII.	**INVESTMENT SECURITIES HELD TO MATURITY (Net)**	5.1.8	**965.686**	**2.541.298**	**3.506.984**	**976.483**	**2.629.216**	**3.605.699**
8.1	Public sector debt securities		965.686	2.500.586	3.466.272	976.483	2.587.331	3.563.814
8.1.1	Government bonds		965.686	2.500.586	3.466.272	976.483	2.587.331	3.563.814
8.1.2	Treasury bills		-	-	-	-	-	-
8.1.3	Other		-	-	-	-	-	-
8.2	Other securities		-	40.712	40.712	-	41.885	41.885
IX.	***INVESTMENTS IN ASSOCIATES (Net)***	5.1.9	***158.077***	***4.656***	***162.733***	***154.616***	***5.024***	***159.640***
9.1	Financial investments in associates		-	4.656	4.656	-	5.024	5.024
9.2	Non-Financial investments in associates		158.077	-	158.077	154.616	-	154.616
X.	**INVESTMENTS IN SUBSIDIARIES (Net)**	5.1.10	**1.106.035**	**272.887**	**1.378.922**	**1.102.991**	**291.860**	**1.394.851**
10.1	Financial investments in subsidiaries		294.242	272.887	567.129	276.459	291.860	568.319
10.2	Non-Financial investments in subsidiaries		811.793	-	811.793	826.532	-	826.532
XI.	**OTHER INVESTMENTS (Net)**	5.1.11	-	-	-	-	-	-
XII.	**FINANCIAL LEASE RECEIVABLES (Net)**	5.1.12	-	-	-	-	-	-
12.1	Gross financial lease receivables		-	-	-	-	-	-
12.2	Unearned income (-)		-	-	-	-	-	-
XIII.	**RESERVE DEPOSITS**		**350.143**	**922.044**	**1.272.187**	**332.942**	**1.000.043**	**1.332.985**
XIV.	**MISCELLANEOUS RECEIVABLES**	5.1.13	**46.387**	**1.927**	**48.314**	**35.497**	**2.435**	**37.932**
XV.	**ACCRUED INTEREST AND INCOME**	5.1.14	**215.212**	**246.722**	**461.934**	**237.635**	**306.924**	**544.559**
15.1	Loans		81.569	85.001	166.570	70.422	93.632	164.054
15.2	Securities		107.348	144.360	251.708	141.302	145.939	287.241
15.3	Other		26.295	17.361	43.656	25.911	67.353	93.264
XVI.	**TANGIBLE ASSETS (Net)**	5.1.15	**1.223.906**	**1.294**	**1.225.200**	**1.262.723**	**1.613**	**1.264.336**
16.1	Cost		2.015.292	5.729	2.021.021	2.029.198	6.018	2.035.216
16.2	Accumulated Depreciation (-)		791.386	4.435	795.821	766.475	4.405	770.880
XVII.	**INTANGIBLE ASSETS (Net)**	5.1.16	**19.245**	**4**	**19.249**	**20.862**	**5**	**20.867**
17.1	Goodwill		-	-	-	-	-	-
17.2	Other		71.124	5	71.129	70.533	6	70.539
17.3	Accumulated Amortisation (-)		51.879	1	51.880	49.671	1	49.672
XVIII.	**OTHER ASSETS**	5.1.17	**172.202**	**17.000**	**189.202**	**207.658**	**6.607**	**214.265**
	TOTAL ASSETS		**13.127.868**	**13.573.613**	**26.701.481**	**12.503.908**	**13.764.009**	**26.267.917**

(Convenience Translation of Financial Statements Originally Issued in Turkish - See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi
Balance Sheet
At 31 March 2005

(Thousands of New Turkish Lira (YTL))

	LIABILITIES AND EQUITY	Footnotes	CURRENT PERIOD 31 March 2005			PRIOR PERIOD 30 December 2004		
			YTL	FC	Total	YTL	FC	Total
I.	**DEPOSITS**	5.2.1	**8.519.599**	**9.116.673**	**17.636.272**	**7.777.032**	**9.835.209**	**17.612.241**
1.1	Bank deposits		291.611	279.655	571.266	431.260	210.661	641.921
1.2	Saving deposits		4.278.524	-	4.278.524	3.781.136	-	3.781.136
1.3	Public sector deposits		88.131	-	88.131	10.857	-	10.857
1.4	Commercial deposits		3.421.737	-	3.421.737	3.235.771	-	3.235.771
1.5	Other institutions deposits		439.596	-	439.596	318.008	-	318.008
1.6	Foreign currency deposits		-	8.828.120	8.828.120	-	9.617.844	9.617.844
1.7	Precious metals vault accounts		-	8.898	8.898	-	6.704	6.704
II.	**INTERBANK MONEY MARKET**		**522.393**	**801.948**	**1.324.341**	**508.466**	**465.990**	**974.456**
2.1	Interbank money market takings		-	-	-	-	-	-
2.2	Istanbul Stock Exchange money market takings		130.000	-	130.000	199.650	-	199.650
2.3	Funds provided under repurchase agreements	5.2.2	392.393	801.948	1.194.341	308.816	465.990	774.806
III.	**FUNDS BORROWED**	5.2.3	**131.106**	**3.367.904**	**3.499.010**	**124.743**	**3.423.003**	**3.547.746**
3.1	Funds borrowed from the Central Bank of Turkey		-	-	-	-	-	-
3.2	Other funds borrowed		131.106	3.367.904	3.499.010	124.743	3.423.003	3.547.746
3.2.1	Domestic banks and institutions		131.106	50.979	182.085	124.743	72.822	197.565
3.2.2	Foreign banks, institutions and funds		-	3.316.925	3.316.925	-	3.350.181	3.350.181
IV.	**SECURITIES ISSUED (Net)**	5.2.4	-	-	-	-	-	-
4.1	Bills		-	-	-	-	-	-
4.2	Asset backed securities		-	-	-	-	-	-
4.3	Bonds		-	-	-	-	-	-
V.	**FUNDS**	5.2.5	-	-	-	-	-	-
VI.	**MISCELLANEOUS PAYABLES**	5.2.6	**64.624**	**5.689**	**70.313**	**65.591**	**5.441**	**71.032**
VII.	**OTHER EXTERNAL RESOURCES PAYABLE**	5.2.7	**41.530**	**441.273**	**482.803**	**61.798**	**460.944**	**522.742**
VIII.	**TAXES AND OTHER DUTIES PAYABLE**	5.2.8	**34.728**	**84**	**34.812**	**43.612**	**39**	**43.651**
IX.	**FACTORING PAYABLES**	5.2.9	-	-	-	-	-	-
X.	**FINANCIAL LEASE PAYABLES (Net)**	5.2.10	-	**34.772**	**34.772**	-	**29.738**	**29.738**
10.1	Financial lease payables		-	40.662	40.662	-	35.647	35.647
10.2	Deferred financial lease expenses (-)		-	5.890	5.890	-	5.909	5.909
XI.	**ACCRUED INTEREST AND EXPENSES**	5.2.11	**129.963**	**75.322**	**205.285**	**95.671**	**71.417**	**167.088**
11.1	Deposits		74.414	21.106	95.520	71.661	19.587	91.248
11.2	Borrowings		7.676	29.652	37.328	8.260	28.975	37.235
11.3	Repurchase agreements		7.079	8.256	15.335	3.822	10.195	14.017
11.4	Other		40.794	16.308	57.102	11.928	12.660	24.588
XII.	**PROVISIONS**	5.2.12	**145.823**	**7.562**	**153.385**	**122.097**	**7.802**	**129.899**
12.1	General provisions		68.219	3.010	71.229	62.415	3.097	65.512
12.2	Reserve for employee termination benefits		12.820	-	12.820	12.570	-	12.570
12.3	Provisions for income taxes		11.402	-	11.402	1.488	-	1.488
12.4	Insurance technical provisions		-	-	-	-	-	-
12.5	Other provisions		53.382	4.552	57.934	45.624	4.705	50.329
XIII.	**SUBORDINATED LOANS**	5.2.13	-	-	-	-	-	-
XIV.	**SHAREHOLDERS' EQUITY**	5.2.14	**3.214.859**	**45.629**	**3.260.488**	**3.089.705**	**79.619**	**3.169.324**
14.1	Paid-in capital		1.200.000	-	1.200.000	1.200.000	-	1.200.000
14.2	Supplementary capital		1.280.349	31.906	1.312.255	1.305.449	73.197	1.378.646
14.2.1	Share premium		-	-	-	-	-	-
14.2.2	Share cancellation profits		-	-	-	-	-	-
14.2.3	Securities value increase fund		43.705	31.906	75.611	68.021	73.197	141.218
14.2.4	Revaluation fund		9.230	-	9.230	9.143	-	9.143
14.2.5	Revaluation surplus		4.860	-	4.860	5.731	-	5.731
14.2.6	Other supplementary capital		1.222.554	-	1.222.554	-	-	-
14.2.7	Capital reserves from inflation adjustments to paid-in capital		-	-	-	1.222.554	-	1.222.554
14.3	Profit reserves		96.574	13.723	110.297	96.560	6.422	102.982
14.3.1	Legal reserves		25.144	1.160	26.304	25.144	1.193	26.337
14.3.2	Status reserves		-	-	-	-	-	-
14.3.3	Extraordinary reserves		71.416	-	71.416	71.416	-	71.416
14.3.4	Other profit reserves		14	12.563	12.577	-	5.229	5.229
14.4	Profit or loss		637.936	-	637.936	487.696	-	487.696
14.4.1	*Prior periods income/loss*		487.696	-	487.696	37.147	-	37.147
14.4.2	Current period income/loss		150.240	-	150.240	450.549	-	450.549
	TOTAL LIABILITIES AND EQUITY		**12.804.625**	**13.896.856**	**26.701.481**	**11.888.715**	**14.379.202**	**26.267.917**

Türkiye Garanti Bankası Anonim Şirketi

Off-Balance Sheet Items

At 31 March 2005

(Thousands of New Turkish Lira (YTL))

OFF-BALANCE SHEET ITEMS		Footnotes	CURRENT PERIOD 31 March 2005			PRIOR PERIOD 31 December 2004		
			YTL	FC	Total	YTL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III)			**8.260.514**	**10.853.179**	**19.113.693**	**8.948.462**	**9.377.639**	**18.326.1**
I.	**GUARANTEES**	**5.4.1**	**1.620.511**	**4.897.524**	**6.518.035**	**1.516.863**	**5.174.823**	**6.691.6**
1.1.	Letters of guarantee		1.620.406	2.853.198	4.473.604	1.516.757	3.085.217	4.601.9
1.1.1.	Guarantees subject to State Tender Law		1.620.406	-	1.620.406	1.516.757	-	1.516.7
1.1.2.	Guarantees given for foreign trade operations		-	2.853.198	2.853.198	-	3.085.217	3.085.2
1.1.3.	Other letters of guarantee		-	-	-	-	-	
1.2.	Bank acceptances		-	324.442	324.442	-	599.588	599.5
1.2.1.	Import letter of acceptance		-	324.442	324.442	-	599.588	599.5
1.2.2.	Other bank acceptances		-	-	-	-	-	
1.3.	Letters of credit		105	1.719.884	1.719.989	106	1.490.018	1.490.1
1.3.1.	Documentary letters of credit		105	1.719.884	1.719.989	106	1.490.018	1.490.1
1.3.2.	Other letters of credit		-	-	-	-	-	
1.4.	Prefinancing given as guarantee		-	-	-	-	-	
1.5.	Endorsements		-	-	-	-	-	
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	
1.5.2.	Other endorsements		-	-	-	-	-	
1.6.	Purchase guarantees for securities issued		-	-	-	-	-	
1.7.	Factoring related guarantees		-	-	-	-	-	
1.8.	Other sureties		-	-	-	-	-	
1.9.	Other collaterals		-	-	-	-	-	
II.	**COMMITMENTS**		**5.333.050**	**503.884**	**5.836.934**	**6.437.922**	**351.801**	**6.789.7**
2.1.	Irrevocable commitments		5.333.050	503.884	5.836.934	6.437.922	351.801	6.789.7
2.1.1.	Asset purchase commitments		111.256	501.980	613.236	51.686	349.777	401.4
2.1.2.	Deposit purchase and sales commitments		-	-	-	-	-	
2.1.3.	Share capital commitment to associates and subsidiaries		30.758	529	31.287	18.758	544	19.3
2.1.4.	Loan granting commitments		-	-	-	-	-	
2.1.5.	Securities issue brokerage commitments		-	-	-	-	-	
2.1.6.	Commitments for reserve deposit requirements		-	-	-	-	-	
2.1.7.	Commitments for cheque payments		1.139.728	-	1.139.728	942.545	-	942.5
2.1.8.	Tax and fund obligations on export commitments		40.036	-	40.036	40.247	-	40.2
2.1.9.	Commitments for credit card limits		4.005.202	-	4.005.202	5.377.917	-	5.377.9
2.1.10.	Receivables from "short" sale commitments on securities		-	-	-	-	-	
2.1.11.	Payables from "short" sale commitments on securities		-	-	-	-	-	
2.1.12.	Other irrevocable commitments		6.070	1.375	7.445	6.769	1.480	8.2
2.2.	Revocable commitments		-	-	-	-	-	
2.2.1.	Revocable loan granting commitments		-	-	-	-	-	
2.2.2.	Other revocable commitments		-	-	-	-	-	
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	**5.4.2**	**1.306.953**	**5.451.771**	**6.758.724**	**993.677**	**3.851.015**	**4.844.6**
3.1.	Forward foreign currency purchases/sales		286.699	479.834	766.533	90.171	294.808	384.9
3.1.1.	Forward foreign currency purchases		168.156	212.950	381.106	47.415	139.156	186.5
3.1.2.	Forward foreign currency sales		118.543	266.884	385.427	42.756	155.652	198.4
3.2.	Currency and interest rate swaps		409.849	3.123.840	3.533.689	566.377	2.914.939	3.481.3
3.2.1.	Currency swaps-purchases		350	1.763.231	1.763.581	-	1.783.847	1.783.8
3.2.2.	Currency swaps-sales		409.499	1.348.199	1.757.698	566.377	1.118.731	1.685.1
3.2.3.	Interest rate swaps-purchases		-	5.904	5.904	-	5.528	5.5
3.2.4.	Interest rate swaps-sales		-	6.506	6.506	-	6.833	6.8
3.3.	Currency, interest rate and securities options		601.861	821.817	1.423.678	337.129	267.244	604.3
3.3.1.	Currency options-purchases		300.750	332.446	633.196	193.087	97.237	290.3
3.3.2.	Currency options-sales		227.912	341.451	569.363	124.042	170.007	294.0
3.3.3.	Interest rate options-purchases		-	-	-	-	-	
3.3.4.	Interest rate options-sales		-	-	-	-	-	
3.3.5.	Securities options-purchases		52.075	34.369	86.444	20.000	-	20.0
3.3.6.	Securities options-sales		21.124	113.551	134.675	-	-	
3.4.	Currency futures		5.064	953.668	958.732	-	299.200	299.2
3.4.1.	Currency futures-purchases		1.598	476.235	477.833	-	149.600	149.6
3.4.2.	Currency futures-sales		3.466	477.433	480.899	-	149.600	149.6
3.5.	Interest rate futures		3.480	-	3.480	-	-	
3.5.1.	Interest rate futures-purchases		3.480	-	3.480	-	-	
3.5.2.	Interest rate futures-sales		-	-	-	-	-	
3.6.	Others		-	72.612	72.612	-	74.824	74.8
B. CUSTODY AND PLEDGED ITEMS (IV+V+VI)		**5.4.3**	**52.929.105**	**63.526.151**	**116.455.256**	**46.737.631**	**62.850.363**	**109.587.9**
IV.	**ITEMS HELD IN CUSTODY**		**19.412.097**	**6.367.047**	**25.779.144**	**17.053.813**	**6.211.890**	**23.265.7**
4.1.	Customers' securities held		382	3.769.083	3.769.465	382	3.669.364	3.669.7
4.2.	Investment securities held in custody		17.557.137	975.960	18.533.097	15.410.273	904.064	16.314.3
4.3.	Checks received for collection		1.483.018	120.854	1.603.872	1.326.370	105.084	1.431.4
4.4.	Commercial notes received for collection		345.200	1.494.753	1.839.953	306.157	1.526.542	1.832.6
4.5.	Other assets received for collection		236	1.246	1.482	236	1.544	1.7
4.6.	Assets received for public offering		-	-	-	-	-	
4.7.	Other items under custody		26.124	5.151	31.275	10.395	5.292	15.6
4.8.	Custodians		-	-	-	-	-	
V.	**PLEDGED ITEMS**		**33.517.008**	**57.159.104**	**90.676.112**	**29.683.818**	**56.638.473**	**86.322.2**
5.1.	Securities		166.084	66	166.150	196.292	71	196.3
5.2.	Guarantee notes		2.776.954	3.274.481	6.051.435	2.421.477	3.275.291	5.696.7
5.3.	Commodities		1.617	-	1.617	1.617	-	1.6
5.4.	Warranties		-	-	-	-	-	
5.5.	Immovables		2.921.487	2.601.194	5.522.681	2.648.038	2.329.299	4.977.3
5.6.	Other pledged items		27.650.696	51.277.733	78.928.429	24.416.224	51.027.935	75.444.1
5.7.	Pledged items-depository		170	5.630	5.800	170	5.877	6.0
VI.	**CONFIRMED BILLS OF EXCHANGE AND SURETIES**		-	-	-	-	-	
	TOTAL OFF-BALANCE SHEET ITEMS (A+B)		**61.189.619**	**74.379.330**	**135.568.949**	**55.686.093**	**72.228.002**	**127.914.0**

Türkiye Garanti Bankası Anonim Şirketi

Income Statement

For the three-month period ended 31 March 2005

(Thousands of New Turkish Lira (YTL))

	INCOME AND EXPENSE ITEMS	Footnotes	CURRENT PERIOD 31 March 2005	PRIOR PERIOD 31 March 2004
I.	**INTEREST INCOME**	5.3.1	**837.009**	**719.664**
1.1	Interest on loans		426.665	313.512
1.1.1	Interest on TL loans		342.550	246.406
1.1.1.1	Short term loans		326.438	242.973
1.1.1.2	Medium and long term loans		16.112	3.433
1.1.2	Interest on foreign currency loans		83.710	66.154
1.1.2.1	Short term loans		25.620	23.389
1.1.2.2	Medium and long term loans		58.090	42.765
1.1.3	Interest on loans under follow-up		405	952
1.1.4	Premiums received from Resource Utilisation Support Fund		-	-
1.2	Interest received from reserve deposits		15.398	16.302
1.3	Interest received from banks		8.763	5.063
1.3.1	The Central Bank of Turkey		716	2.179
1.3.2	Domestic banks		1.189	703
1.3.3	Foreign banks		6.858	2.181
1.4	Interest received from money market transactions		559	-
1.5	Interest received from marketable securities portfolio		369.387	365.781
1.5.1	Trading securities		15.025	22.236
1.5.2	Available-for-sale securities		258.779	221.110
1.5.3	Held to maturity securities		95.583	122.435
1.6	Other interest income		16.237	19.006
II.	**INTEREST EXPENSE**	5.3.2	**396.253**	**439.165**
2.1	Interest on deposits		301.866	365.308
2.1.1	Bank deposits		10.831	15.127
2.1.2	Saving deposits		164.299	196.983
2.1.3	Public sector deposits		30	32
2.1.4	Commercial deposits		68.909	65.904
2.1.5	Other institutions deposits		17.880	4.369
2.1.6	Foreign currency deposits		39.902	82.871
2.1.7	Precious metals vault accounts		15	22
2.2	Interest on money market transactions		57.833	42.928
2.3	Interest on funds borrowed		33.716	29.608
2.3.1	The Central Bank of Turkey		-	-
2.3.2	Domestic banks		6.492	8.940
2.3.3	Foreign banks		24.575	20.668
2.3.4	Foreign branches		-	-
2.3.5	Other financial institutions		2.649	-
2.4	Interest on securities issued		-	-
2.5	Other interest expense		2.838	1.321
III.	**NET INTEREST INCOME (I - II)**		**440.756**	**280.499**
IV.	**NET FEES AND COMMISSIONS INCOME**		**161.429**	**120.382**
4.1	Fees and commissions received		218.039	168.922
4.1.1	Cash loans		13.105	11.799
4.1.2	Non-cash loans		15.869	15.320
4.1.3	Other		189.065	141.803
4.2	Fees and commissions paid		56.610	48.540
4.2.1	Cash loans		6.230	5.779
4.2.2	Non-cash loans		57	110
4.2.3	Other		50.323	42.651
V.	**DIVIDEND INCOME**		**1.049**	-
5.1	Trading securities		-	-
5.2	Available-for-sale securities		1.049	-
VI.	**NET TRADING INCOME/LOSS**		**80.523**	**126.248**
6.1	Profit/losses on trading account securities (Net)		1.724	58.109
6.1.1	Profit on trading account securities		109.091	106.671
6.1.1.1	Profit on derivatives		72.062	26.219
6.1.1.2	Others		37.029	80.452
6.1.2	Losses on trading account securities (-)		107.367	48.562
6.1.2.1	Losses on derivatives		83.662	16.064
6.1.2.2	Others		23.705	32.498
6.2	Foreign exchange gains/losses (Net)		78.799	68.139
6.2.1	Foreign exchange gains		932.943	922.351
6.2.2	Foreign exchange losses (-)		854.144	854.212
VII.	**OTHER OPERATING INCOME**	5.3.3	**29.906**	**8.487**
VIII.	**TOTAL OPERATING PROFIT (III+IV+V+VI+VII)**		**713.663**	**535.616**
IX.	**PROVISION FOR LOAN LOSSES OR OTHER RECEIVABLES (-)**	5.3.4	**263.857**	**79.492**
X.	**OTHER OPERATING EXPENSES (-)**	5.3.5	**248.366**	**248.147**
XI.	**NET OPERATING PROFIT/LOSS (VIII-IX-X)**		**201.440**	**207.977**
XII.	**INCOME/LOSSES FROM ASSOCIATES AND SUBSIDIARIES**	5.3.6	-	**13.961**
XIII.	**GAIN/LOSS ON NET MONETARY POSITION**		-	**6.652**
XIV.	**PROFIT/LOSS BEFORE TAXES (XI+XII+XIII)**		**201.440**	**228.590**
XV.	**PROVISION FOR TAXES ON INCOME (-)**		**51.200**	**73.219**
XVI.	**NET OPERATING PROFIT/LOSS AFTER TAXES (XIV-XV)**		**150.240**	**155.371**
XVII.	**EXTRAORDINARY INCOME/EXPENSE AFTER TAXES**	5.3.7	-	-
17.1	Extraordinary net income/expense before taxes		-	-
17.1.1	Extraordinary income		-	-
17.1.2	Extraordinary expense (-)		-	-
17.2	Provision for taxes on extraordinary income (-)		-	-
XVIII.	**NET PROFIT/LOSS (XVI+XVII)**	5.3.8	**150.240**	**155.371**
	EARNINGS PER SHARE (full YTL amount per YTL'000 face value each)		**125**	**189**

3 Accounting policies

3.1 Basis of presentation

The Bank keeps its accounting records and prepares its financial statements and the related footnotes in accordance with accounting and valuation standards as described in Article 13 of "Accounting and Recording Rules" of the Turkish Banking Law no.4389, and "Regulation on Accounting Standards" published by the Banking Regulation and Supervision Agency (BRSA) which has been in effect since 1 October 2002.

The accompanying unconsolidated financial statements are prepared in accordance with the historical cost basis except for the trading securities, investment securities available for sale, investments, associates and subsidiaries that are quoted on the stock exchanges and assets held for resale which are presented on a fair value basis.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Forwards, options and other derivative transactions

The derivative transactions mainly consist of foreign currency and interest rate swaps, foreign currency options and forward foreign currency purchase/sale contacts. The Bank does not have any embedded derivatives.

According to Article 1 of the "Regulation on Accounting Standards", Accounting Standard for Financial Instruments; forward foreign currency purchases/sales, swaps, options and futures are classified "hedging purposes" and "trading purposes". Derivatives are initially recorded in off-balance sheet accounts at their purchase costs including the transaction costs. Subsequently, the derivative transactions are valued at their fair values and the changes in their fair values are recorded under Accrued Interest and Income or Accrued Interest and Expenses, respectively. The subsequent fair value changes are recorded under Statements of Operations for trading derivatives and under Shareholders' Equity for hedging derivatives.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

3.3 Netting of financial instruments

In cases where the fair values of trading securities, investment securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are under their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

The Bank provides specific allowances for loan and other receivables in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. The allowances are recorded under "Loans" as negative balances on the assets side.

Otherwise, the financial assets and liabilities are netted off only when there is a legal right to do so.

3.4 Interest income and expenses

Interest income and expenses are recorded on an accrual basis of accounting. Currency differences of foreign currency-indexed loans and securities are recorded under interest income if they are positive but under impairment provisions if negative. The interest income accruals on non-performing loans are not recognised as income before collection.

3.5 Fees and commissions

Fees and commissions received and paid, other fees and commissions paid to financial institutions, incomes derived from agreements and asset purchases from third parties are recognized as income only when collected.

3.6 Trading securities

Trading securities are valued at their fair values and gain/loss arising is recorded in the income statement. However, securities for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones without a fixed maturity. Interest income derived from the trading securities are included in interest income, in case of sale before maturity, the gains/losses on such sales are recorded under trading account income/loss.

3.7 Repurchase and resale agreements and transactions related to lending of securities

Securities sold under repurchase agreements are recorded on the balance sheet since 1 February 2002 in accordance with the changes in the Uniform Chart of Accounts for Banks in compliance with the Letter issued by the BRSA, BDDK.DZM.2/13-1382. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. Funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "Interbank Money Market" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

(Thousands of New Turkish Lira)

3.8 Investment securities held-to-maturity, investment securities available for sale and originated loans and receivables

Held-to-maturity securities are financial assets with fixed maturities and pre-determined payment schedules that the Bank has the intent and ability to hold until maturity, excluding originated loans and receivables.

Investment securities available-for-sale, are financial assets other than securities held for trading purposes, securities held-to-maturity and originated loans and receivables

Originated loan and receivables are financial assets raised by the Bank providing money, commodity and services to debtors.

Securities are recorded at their purchase costs including the transaction costs. Subsequently, the investment securities available-for-sale are valued at their fair values. However, securities for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones without a fixed maturity. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the income statement. Held-to-maturity securities and originated loans are recorded using discounting method with internal rate of return after deducting impairments, if any.

There are no financial assets that are not allowed to be classified as investment securities held-to-maturity due to any violations in applications.

Interest earned on investment securities held-to-maturity are recognized as interest income.

Purchase and sale transactions of investment securities held-to-maturity are accounted at delivery dates.

3.9 Originated loans and receivables and specific and general provisions

Originated loans and receivables are recorded at their purchase costs and valued using discounting method with internal rate of return in the subsequent periods.

The Bank provides allowances for non-performing loans that are deducted from the current period profit. The provisioning is provided by the Bank's management against potential losses that may arise in the future and based on the quality of the loan portfolio and potential risk factors including, economic and other related factors.

The Bank provides specific allowances for loans in Groups III, IV and V and general provision for other cash and non-cash loans in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables as described in Paragraph 11 of Article 3 and Paragraph 12 of Article 11 of the Turkish Banking Law no.4389 as amended by Act No.4672 as published in the Official Gazette no.24448 dated 30 June 2001, and in accordance with the amendment to the above regulation as republished in the Official Gazette no.24657 dated 31 January 2002.

The allowances are released from the income statement through credit entries to "provision for loan losses or other receivables" for the current period allowances released, and credited to "other operating income" for the prior period allowances recovered.

(Thousands of New Turkish Lira)

3.10 Goodwill and other intangible assets

The Bank's intangible assets consist of pre-operating expenses.

The costs of the intangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to have ended. The intangible assets purchased after this date are recorded at their historical costs. Such assets are amortised over their estimated useful lives on a straight-line basis.

Estimated useful lives of the Bank's intangible assets are 5-10 years, and amortisation rates are 10-20%.

3.11 Tangible assets

The costs of the tangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to have ended. The tangible assets purchased after this date are recorded at their historical costs.

The tangible assets are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. The depreciation of an asset held for a period less than a full financial year is calculated as a proportion of the full year depreciation charge from the date of acquisition to the financial year end.

In compliance with the Article 7 of "Regulation on Accounting Standards"; "Accounting Standard for Impairment of Assets", in cases where the net book values of tangible assets are higher than their fair values, a provision for impairment is recognized for the excesses over the fair values.

Gains/losses arising from the disposal of the tangible assets are calculated as the difference between the net restated value and the net sales value. The losses arising from such transactions are recorded in the income statement, and the profits are recorded under the shareholders equity to be transferred to paid-in capital.

Maintenance and repair costs are recorded as expense.

There are no restrictions such as pledges, mortgages or any other restriction on tangible assets.

There are no changes in the accounting estimates that are expected to have an impact in the current or subsequent periods.

Depreciation rates and estimated useful lives are:

Tangible assets	Estimated useful lives (years)	Depreciation rates (%)
Buildings	50	2
Vault	20-50	2-5
Motor vehicles	5-7	15-20
Other tangible assets	4-20	5-25

3.12 Leasing activities

The maximum period of the leasing agreements is 4 years. Leased assets are recognized by recording an asset and a liability. In the determination of the related asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

(Thousands of New Turkish Lira)

Depreciation is calculated in compliance with the same principle as for the tangible assets.

In such cases where leased assets are impaired or the expected future benefits of the assets are less than their restated values, the book values of such leased assets are reduced to their net realizable values.

In operating leases, the rent payments are charged to the income statement in equal instalments.

3.13 Provisions and Contingencies

Provision requirements other than the specific and general provisions for loans and other receivables are assessed in compliance with the statement no.8 "Accounting Standard for Allowances, Contingent Liabilities and Assets" of the "Regulation on Accounting Standards".

A general provision is reflected in the current period against potential risks in the future.

Provisions made during the period are recorded under "Provision for Loan Losses or Other Receivables"; provisions that were booked in the prior periods and realized (reversed) in the current year are recorded under "Other Operating Income".

3.14 Commitments for personnel rights

Personnel rights are accounted in compliance with the statement no.10, "Accounting Standard on Bank's Personnel Rights" of the "Regulation on Accounting Standards".

No provision has been reflected in the accompanying financial statements for the Bank's Pension Fund (the Fund), "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı". No payments have been made by the Bank to this institution in order to cover its deficits. The Bank management believes that this institution is capable of meeting its liabilities without the Bank's support.

Actuary audit has been finalised in compliance with the statement no.10 of the "Regulation on Accounting Standards" for Retirement Trust Fund founded under Social Security Law no. 506, the temporary clause 20. According to actuary audit report, the Fund did not have any actuary deficit as of 31 December 2004.

3.15 Taxation

3.15.1 Corporate Tax

Corporate income tax is levied at the rate of 30% on the corporate income tax base, which is determined by modifying accounting income for certain exemptions (like dividend income) and deductions (like investment incentives), and additions for certain non-tax deductable expenses and allowances for tax purposes. If there is no dividend distribution planned, no further tax charges are made. In accordance with the Law no.5035, announced on 2 January 2004 as published on the Official Gazette no.25334, the corporation tax rate applied was 33% only for the year 2004.

Dividends paid to the resident institutions and the institutions working through local offices or representatives are not subject to withholding tax. All other dividend distributions are subject to a withholding tax of 10%. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

(Thousands of New Turkish Lira)

However, in case of distribution from the profits of years prior to 2003, in compliance with the temporary article no.62 added to the Income Tax Law by the Law no.4842, the Bank will not be required to pay any withholding taxes for the distribution of the profits of the year 1998 and prior years, and the distribution of profits from earnings non-taxable according to the Corporate Tax Law for the period from1 January 1999 to 31 December 2002.

Starting from the second temporary tax period of 2003, the tax rate applied for the calculation of prepaid taxes on the Bank's quarterly taxable income, increased from 25% to 30%. However, this rate was applied as 33% for the quarterly temporary tax periods of 2004 in compliance with the temporary article no.32 added to the Corporate Tax Law by the Law no.5035 published in the Official Gazette on 2 January 2004. From 2005 onwards, the prepaid taxes are calculated at the rates valid for the earnings of the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings.

In accordance with the tax legislation, tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns within four months following the close of the accounting year to which they relate. Tax returns are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

The new tax legislation requiring the application of inflationary accounting is effective from 1 January 2004 as per the Law no.5024 published in the Official Gazette dated 30 December 2003 with no.25332. According to the new tax legislation, the corporate tax is calculated considering the effects of inflation accounting adjustments if the increase in wholesale price index is higher than 100% for the last 36 months and 10% for the last 12 months. At the end of each quarterly "temporary tax computation" periods, such indices are reviewed to assess the necessity for the application of inflationary accounting; and if it is concluded as necessary, the calculations are revised to include the effects of the inflationary accounting not only for the current period but for the whole year including the prior quarterly "temporary tax" periods retrospectively.

For all the quarterly "temporary" tax periods of the year 2004, inflation accounting was applied and the 2004 corporate tax was calculated on the inflation adjusted financial statements. However, as of 31 March 2005, such indices were 57.83% and 8.16% for the last 36 months and 12 months, respectively. As both of the conditions; having the wholesale price index higher than 100% for the last 36 months and 10% for the last 12 months are not met, the Bank calculated its corporate tax for the first quarter's "temporary" tax return on the financial statements not adjusted for the effect of inflation.

3.15.2 Deferred Taxes

According to Article 18 of the "Regulation on Accounting Standards", "Accounting Standard for Taxation"; deferred tax assets and liabilities are recognized, using the balance sheet method, on all taxable temporary differences arising between the carrying values of assets and liabilities in the financial statements and their corresponding balances considered in the calculation of the tax base, except for differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

3.16 Funds borrowed

The Bank generates funds from domestic and foreign sources when this is necessary. The funds borrowed from foreign sources are mainly in the form of syndications and securitizations. The funds borrowed received are recorded at their purchase costs and discounted by using the internal rate of return.

There are no convertible bonds or any other securities issued.

3.17 Paid-in capital and treasury stocks

Operation costs related to the issuance of share certificates are deducted from the shareholders' equity. Payment of dividend is declared at the General Assembly following the balance sheet date.

3.18 Acceptances

Acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts as possible debt and commitment, if any.

3.19 Government incentives

As of 31 March 2005, the Bank does not have any government incentives or aids.

3.20 Segment reporting

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4 Financial position and results of operations

4.1 Strategy for the use of financial instruments and foreign currency transactions

4.1.1 Strategy for the use of financial instruments

The liability side of the Bank's balance sheet is intensively composed of short-term deposits in line with the general trend in the banking sector. In addition to deposits, the Bank has access to longer-term borrowings via the foreign currency borrowings from abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank is keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The Bank's widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are some of the effective tools in the realisation of this strategy. For this purpose, serving customers by introducing new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in the management of the interest and liquidity risk on balance sheet, is product diversification both on asset and liability sides.

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

4.1.2 Foreign currency transactions

Foreign exchange gains and losses arising from foreign currency transactions are recorded at transaction dates. At the end of the period, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss.

In the currency conversion of the financial statements of the Bank's foreign branches, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for income statement. All foreign currency differences arising from this convertion, are classified as profit reserves under the shareholders' equity.

Foreign currency differences arising from the conversion of foreign currency investments, associates and subsidiaries into YTL are posted in the income statement as foreign exchange gains/losses.

The Bank revalues the foreign currency-indexed government securities acquired as "Debt Swap" in 2001 by discounting using the internal rate of return and translates the foreign currency amounts using the currency exchange rates applicable based on the ten days' average of Central Bank's foreign currency exchange rates by fixing it two days prior to the balance sheet date, as required by the Ministry of State that is in charge of the Treasury, and records the evaluations to financial statements.

4.2 Capital adequacy ratio

The Bank's unconsolidated capital adequacy ratio is 17.06%.

4.2.1 Risk measurement methods in calculation of capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette No.24657 dated 31 January 2002.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 21, paragraph (1) of "Regulation on Foundation and Operations of Banks".

In the calculation of the risk based values of the derivative financial instruments, such instruments are weighted and classified according to the related risk groups after being multiplied by the rates stated in the Article 21, paragraph (2) of "Regulation on Foundation and Operations of Banks".

(Thousands of New Turkish Lira)

4.2.2 Capital adequacy ratio

	Risk Weights			
	0%	*20%*	*50%*	*100%*
Risk Weighted Assets, Liabilities, Off-Balance Sheet Items				
Balance Sheet Items (Net)	**4,336,697**	**520,921**	**1,300,487**	**11,403,456**
Cash on Hand	137,437	2,144	-	-
Banks	499,634	451,506	-	59,210
Interbank Money Market Placements	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-
Reserve Deposits	1,272,187	-	-	-
Special Purpose Financial Institutions	-	-	-	-
Loans	1,203,522	9,180	1,274,705	8,776,349
Loans under Follow-Up (Net)	-	-	-	141,445
Investments in Associates and Subsidiaries	-	-	-	969,870
Miscellaneous Receivables	62	-	-	48,252
Investment Securities Held to Maturity (Net)	1,154,678	-	-	40,705
Advances for Assets Acquired under Financial Lease	-	-	-	-
Financial Lease Receivables	-	-	-	-
Leased Assets (Net)	-	-	-	-
Tangible Assets (Net)	-	-	-	1,186,375
Accrued Interest and Income	63,470	297	25,782	137,598
Other Assets	5,707	57,794	-	43,652
Off-Balance Sheet Items	**166,220**	**2,046,662**	**3,547,831**	**364,487**
Guarantees	166,220	2,001,401	914,295	361,033
Commitments	-	-	2,633,536	-
Other Off Balance Sheet-Items	-	-	-	-
Derivative Financial Instruments	-	45,261	-	3,454
Non Risk Weighted Accounts	-	-	-	-
Total Risk Weighted Assets	**4,502,917**	**2,567,583**	**4,848,318**	**11,767,943**

4.2.3 Summary information related to capital adequacy ratio

	Risk Weights	
	Current Period	**Prior Period**
Total Risk Weighted Assets	14,705,619	14,032,277
Value at Risk	939,850	1,178,850
Shareholders' Equity	2,669,309	2,555,324
Shareholders' Equity/ (RWA+VaR)*100 (*)	17.06	16.80

(*) RWA: Total Risk Weighted Assets
VaR: Value at Risk

(Thousands of New Turkish Lira)

4.2.4 Components of shareholders' equity items

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	1,200,000	1,200,000
Nominal Capital	1,200,000	1,200,000
Capital Commitments (-)	-	-
Share Premium and Cancellation Profit	-	-
Capital Reserves From Inflation Adjustments to Paid-in Capital	1,222,554	1,222,554
Legal Reserves	26,304	26,337
I. Legal Reserve (Turkish Commercial Code 466/1)	22,482	22,515
II. Legal Reserve (Turkish Commercial Code 466/2)	2,987	2,987
Reserves Allocated due to Special Legislations	835	835
Status Reserves	-	-
Extraordinary Reserves	71,416	71,416
Reserve Allocated at the General Assembly	71,416	71,416
Retained Earnings	-	-
Accumulated Losses	-	-
Profit Reserves	12,577	5,229
Profit	637,936	487,696
Current Period Profit	150,240	450,549
Prior Period Profit	487,696	37,147
Loss (-)	-	-
Current Period Loss	-	-
Prior Period Loss	-	-
Total Core Capital	**3,170,787**	**3,013,232**
SUPPLEMENTARY CAPITAL		
Revaluation Fund	9,230	9,143
Movables	-	-
Immovables	2,147	2,060
Income on Sale of Equity Shares and Real Estates	7,083	7,083
Revaluation Fund on Leasehold Improvements	-	-
Revaluation Surplus	4,860	5,731
Foreign Currency Exchange Differences	-	-
General Provisions	71,229	65,512
Provision for Possible Losses	49,500	41,500
Subordinated Loans	-	-
Securities Value Increase Fund	75,611	141,218
Associates and Subsidiaries	-	-
Investments Available for Sale	75,611	141,218
Securities Held for Structural Position	-	-
Total Supplemantary Capital	**210,430**	**263,104**
TIER III CAPITAL	-	-
CAPITAL	**3,381,217**	**3,276,336**

(Thousands of New Turkish Lira)

DEDUCTIONS FROM CAPITAL	**711,908**	**721,012**
Investments in Entities Operating in Financial Sectors like Money Markets, Capital Markets, Insurance under the related Special Laws	571,785	573,343
Leasehold Improvements	38,825	40,998
Pre-Operating Costs	19,249	20,867
Prepaid Expenses	82,049	85,804
Negative Difference between the Fair Values and the Carrying Values of Investments, Associates, Subsidiaries, Other Investments, Property and Equipment	-	-
Subordinated Loans Granted to Banks Operating in Turkey	-	-
Goodwill (Net)	-	-
Capitalised Expenses	-	-
TOTAL SHAREHOLDERS' EQUITY	**2,669,309**	**2,555,324**

4.3 Credit risk

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.4 Market risk

The Bank has defined its risk management procedures and has taken necessary precaution in order to avoid market risk, in compliance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 24312 dated 8 February 2001.

Being exposed to market risk, the Bank's Board of Directors has identified risk management strategies and policies considering the suggestions by the Executive Risk Commitee and has pursued the application of these strategies periodically. Considering the existing major risks, the Bank's Board of Directors determines and revises the risk limits, when necessary. The Board of Directors ensures that the risk management group and the executive management are taking necessary action in identifying, measuring, controlling and managing several risks.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. VaR is calculated by three different methods, namely historical simmulation, monte carlo simmulation and parametric method. Market risk arising from maturity mismatches of assets and liabilities is calculated through the assets-liabilities risk measurement model.

The periodical stress testing and scenario analysis support the above mentioned measurements. Traditional risk measurement methods such as cash flow projection, duration and variance analysis are also used.

The capital need for general market risk and specific risks is calculated using the standart method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

(Thousands of New Turkish Lira)

Value at Risk:

	Amount
Capital Obligation against Interest Rate Risk - Standard Method	**57,484**
General Market Risk	51,915
Specific Risk	5,569
Options Subject to Interest Rate Risk	-
Capital Obligation against Common Stock Position Risk – Standard Method	**10,421**
General Market Risk	5,287
Specific Risk	5,134
Options Subject To Common Stock Position Risk	-
Capital Obligation against Currency Risk – Standard Method	**7,283**
Capital Obligation	4,306
Capital Obligation against Options Subject to Currency Risk	2,977
Total Value-At-Risk – Home Model	-
Total Capital Obligations against Market Risk	**75,188**
Value-At-Risk Amount	**939,850**

4.5 Foreign currency exchange rate risk

Foreign currency open position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 31 March 2005, the Bank's net 'on balance sheet' foreign currency short position amounts to YTL 269,862 thousands, net 'off-balance sheet' foreign currency long position amounts to YTL 204,129 thousands, while net foreign currency short position amounts to YTL 65,733 thousands.

The Bank's foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model".

Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank are as follows:

A. The Bank's "foreign currency evaluation rate" (1 US dollar)	YTL 1.3219
B. US dollar purchase rate at the date of balance sheet and for the five days before balance sheet are:	
US dollar purchase rate at the date of balance sheet	YTL 1.3219
<u>US dollar purchase rates for the days before balance sheet;</u>	
Day 1	YTL 1.3370
Day 2	YTL 1.3620
Day 3	YTL 1.3550
Day 4	YTL 1.3300
Day 5	YTL 1.3300

The arithmetical average of the Bank's US dollar purchase rates for the last 30 days before balance sheet date is YTL 1.2877 (YTL'full).

(Thousands of New Turkish Lira)

Currency risk:

	Euro	US$	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	371,066	200,420	166	3,149	574,801
Banks and Other Financial Institutions	180,946	246,369	7,387	23,310	458,012
Trading Securities	21,845	94,703	-	4,843	121,391
Interbank Money Market Placements	-	-	-	-	-
Investment Securities Available-for-Sale	33,930	2,727,231	-	-	2,761,161
Loans	1,098,589	4,470,050	3,442	78,335	5,650,416
Investments in Associates and Subsidiaries	235,399	37,488	-	4,656	277,543
Investment Securities Held-to-Maturity	53,219	2,563,987	-	-	2,617,206
Tangible and Intangible Assets	-	364	-	934	1,298
Goodwill	-	-	-	-	-
Other Assets	959,232	146,886	53	2,224	1,108,395
Total Assets	**2,954,226**	**10,487,498**	**11,048**	**117,451**	**13,570,223**
Liabilities					
Bank Deposits	24,117	195,228	-	60,310	279,655
Foreign Currency Deposits	2,974,257	5,550,765	10,005	293,093	8,828,120
Interbank Money Market Takings	-	801,948	-	-	801,948
Other Fundings	815,643	2,552,261	-	-	3,367,904
Securities Issued	-	-	-	-	-
Miscellaneous Payables	953	4,564	-	172	5,689
Other Liabilities (*)	84,015	459,227	939	12,588	556,769
Total Liabilities	**3,898,985**	**9,563,993**	**10,944**	**366,163**	**13,840,085**
Net 'On Balance Sheet' Position	**-944,759**	**923,505**	**104**	**-248,712**	**-269,862**
Net 'Off-Balance Sheet' Position	**902,088**	**-944,880**	**-783**	**247,704**	**204,129**
Derivative Assets	1,095,573	1,522,223	-	343,368	2,961,164
Derivative Liabilities	193,485	2,467,103	783	95,664	2,757,035
Prior Period					
Total Assets	**3,376,077**	**10,212,321**	**13,590**	**100,192**	**13,702,180**
Total Liabilities	**4,282,710**	**9,635,228**	**13,030**	**359,756**	**14,290,724**
Net ' On Balance Sheet' Position	**-906,633**	**577,093**	**560**	**-259,564**	**-588,544**
Net 'Off-Balance Sheet' Position	**881,090**	**-636,355**	**-840**	**277,677**	**521,572**

(*) Other liabilities also include gold deposits of YTL 8,898 thousands.

4.6 Interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset- liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is studied monthly.

During the daily VaR calculations, the interest rate risks of the Bank's YTL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

(Thousands of New Turkish Lira)

Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates":

Current Period	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	222,256	-	-	-	-	416,959	639,215
Banks and Other Financial Institutions	425,743	15,212	2,610	-	-	67,151	510,716
Trading Securities	1,541	19,628	31,385	18,495	143,650	4,841	219,540
Interbank Money Market Placements	-	-	-	-	-	-	-
Investment Securities Available-for-Sale	564,954	1,990,731	1,501,952	351,845	1,186,513	66,089	5,662,084
Loans	3,876,622	767,731	1,443,413	1,528,805	3,647,185	141,445	11,405,201
Investment Securities Held-to-Maturity	3,387	2,102,399	22,680	264,532	1,113,986	-	3,506,984
Other Assets	1,131,874	290,559	105,683	73,194	131,353	3,025,078	4,757,741
Total Assets	**6,226,377**	**5,186,260**	**3,107,723**	**2,236,871**	**6,222,687**	**3,721,563**	**26,701,481**
Liabilities	256,692	82,920	5,056	5,000	41,382	180,216	571,266
Bank Deposits	9,536,306	1,993,646	418,998	280,866	55,675	4,779,515	17,065,006
Other Deposits	512,868	-	100,515	396,580	314,378	-	1,324,341
Interbank Money Market Takings	-	-	-	-	-	70,313	70,313
Miscellaneous Payables	-	-	-	-	-	-	-
Securities Issued	69,920	181,855	1,053,859	1,079,654	1,113,722	-	3,499,010
Other Fundings	232,028	156,659	72,003	77,645	82,108	3,551,102	4,171,545
Other Liabilities	**10,607,814**	**2,415,080**	**1,650,431**	**1,839,745**	**1,607,265**	**8,581,146**	**26,701,481**
Total Liabilities							
On Balance Sheet Interest Sensitivity Gap	**-4,381,437**	**2,771,180**	**1,457,292**	**397,126**	**4,615,422**	**-4,859,583**	-
Off-Balance Sheet Interest Sensitivity Gap	-	-	-	-	-	-	-
Total Interest Sensitivity Gap	**-4,381,437**	**2,771,180**	**1,457,292**	**397,126**	**4,615,422**	**-4,859,583**	-

(Thousands of New Turkish Lira)

Average interest rates on monetary financial instruments:

Current Period	Euro	US$	Yen	YTL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.25	1.90	-	-
Banks and Other Financial Institutions	2.05	2.87	-	16.55
Trading Securities	6.30	6.50	-	16.21
Interbank Money Market Placements	-	-	-	-
Investment Securities Available-for-Sale	5.90	5.60	-	22.51
Loans	6.23	6.67	-	34.44
Investment Securities Held-to-Maturity	9.50	10.10	-	18.00
Liabilities				
Bank Deposits	2.21	3.91	-	17.28
Other Deposits	1.70	2.02	-	15.08
Interbank Money Market Takings	-	-	-	-
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	2.90	3.59	-	16.66

(Thousands of New Turkish Lira)

Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates":

Prior Period	**Up to 1 Month**	**1-3 Months**	**3-6 Months**	**6-12 Months**	**1 Year and Over**	**Non-Interest Bearing**	**Total**
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,089,197	9,252	-	-	-	192,482	1,290,931
Banks and Other Financial Institutions	138,820	42,894	408	-	-	61,472	243,594
Trading Securities	2,668	5,190	124,240	52,356	90,016	1,352	275,822
Interbank Money Market Placements	-	-	-	-	-	-	-
Investment Securities Available-for-Sale	85,298	1,980,920	1,125,333	515,047	1,602,540	71,922	5,381,060
Loans	3,517,148	1,000,310	1,218,791	1,298,578	3,278,260	188,289	10,501,376
Investment Securities Held-to-Maturity	14,184	699,671	1,458,183	287,865	1,145,796	-	3,605,699
Other Assets	1,115,897	292,932	150,001	84,502	234,212	3,091,891	4,969,435
Total Assets	**5,963,212**	**4,031,169**	**4,076,956**	**2,238,348**	**6,350,824**	**3,607,408**	**26,267,917**
Liabilities							
Bank Deposits	451,831	72,494	15,786	6,000	42,050	53,760	641,921
Other Deposits	8,810,041	2,449,505	329,477	261,627	97,830	5,021,840	16,970,320
Interbank Money Market Takings	525,173	50,232	41,640	103,412	253,999	-	974,456
Miscellaneous payables	-	-	-	-	-	71,032	71,032
Securities Issued	-	-	-	-	-	-	-
Other Fundings	45,145	192,615	265,989	1,905,541	1,138,456	-	3,547,746
Other Liabilities	182,844	27,825	6,204	8,165	15,439	3,821,965	4,062,442
Total Liabilities	**10,015,034**	**2,792,671**	**659,096**	**2,284,745**	**1,547,774**	**8,968,597**	**26,267,917**
On Balance Sheet Interest Sensitivity Gap	**-4,051,822**	**1,238,498**	**3,417,860**	**-46,397**	**4,803,050**	**-5,361,189**	-
Off-Balance Sheet Interest Sensitivity Gap	-	-	-	-	-	-	-
Total Interest Sensitivity Gap	**-4,051,822**	**1,238,498**	**3,417,860**	**-46,397**	**4,803,050**	**-5,361,189**	-

(Thousands of New Turkish Lira)

Average interest rates on monetary financial instruments:

Prior Period	Euro	US$	Yen	YTL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.10	1.10	-	-
Banks and Other Financial Institutions	2.14	2.65	-	19.85
Trading Securities	7.10	7.80	-	20.20
Interbank Money Market Placements	-	-	-	-
Investment Securities Available-for-Sale	7.40	5.40	-	26.10
Loans	7.05	6.47	-	35.77
Investment Securities Held-to-Maturity	9.60	10.10	-	19.30
Liabilities				
Bank Deposits	4.17	4.14	-	19.72
Other Deposits	2.72	1.99	-	18.28
Interbank Money Market Takings	2.91	4.05	-	18.59
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	2.90	3.20	-	18.90

4.7 Liquidity risk

In order to avoid the liqudity risk, the Bank diverts funding sources as customer deposits and foreign borrowings, looks after the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity sources.

(Thousands of New Turkish Lira)

Maturity analysis of assets and liabilities (according to remaining maturities):

	Demand	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Non-Interest	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	416,959	222,256	-	-	-	-	-	639,215
Banks and Other Financial Institutions	67,151	425,743	15,212	2,610	-	-	-	510,716
Trading Securities	4,841	992	3,087	20,876	19,106	170,638	-	219,540
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Investment Securities Available-for-Sale	66,089	69	161,278	89,428	1,152,914	4,192,306	-	5,662,084
Loans	-	3,876,622	767,731	1,443,413	1,528,805	3,647,185	141,445	11,405,201
Investment Securities Held-to-Maturity	-	-	697,768	22,680	267,919	2,518,617		3,506,984
Other Assets	4,981	1,131,265	166,718	76,269	105,804	247,626	3,025,078	4,757,741
Total Assets	**560,021**	**5,656,947**	**1,811,794**	**1,655,276**	**3,074,548**	**10,776,372**	**3,166,523**	**26,701,481**
Liabilities								
Bank Deposits	180,216	256,692	82,920	5,056	5,000	41,382	-	571,266
Other Deposits	4,779,515	9,536,306	1,993,646	418,998	280,866	55,675	-	17,065,006
Other Fundings	-	69,920	181,855	1,053,859	1,079,654	1,113,722	-	3,499,010
Interbank Money Market Takings	-	512,868	-	100,515	396,580	314,378	-	1,324,341
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	70,313	-	-	-	-	-	-	70,313
Other Liabilities (**)	-	231,966	156,659	72,003	77,645	82,170	3,551,102	4,171,545
Total Liabilities	**5,030,044**	**10,607,752**	**2,415,080**	**1,650,431**	**1,839,745**	**1,607,327**	**3,551,102**	**26,701,481**
Net Liquidity Gap	**-4,470,023**	**-4,950,805**	**-603,286**	**4,845**	**1,234,803**	**9,169,045**	**-384,579**	-
Prior Period								
Total Assets	**332,525**	**5,904,085**	**1,347,965**	**2,379,239**	**2,339,420**	**10,684,503**	**3,280,180**	**26,267,917**
Total Liabilities	**5,146,632**	**10,015,033**	**2,792,671**	**659,096**	**2,284,745**	**1,547,775**	**3,821,965**	**26,267,917**
Net LiquidityGap	**-4,814,107**	**-4,110,948**	**-1,444,706**	**1,720,143**	**54,675**	**9,136,728**	**-541,785**	-

(*) Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

(**)Shareholders' Equity is included in "Other liabilities" line under "Non-interest bearing" column.

4.8 Fair values of financial assets and liabilities

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.9 Transactions carried out on behalf of customers, items held in trust

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

4.10 Disclosure on operations

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Thousands of New Turkish Lira)

5 Disclosures and footnotes on unconsolidated financial statements

5.1 Assets

5.1.1 Balances with the Central Bank of Turkey

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Unrestricted Demand Deposits	345	277,032	342	988,306
Unrestricted Time Deposits	-	222,257	-	109,801
Total	**345**	**499,289**	**342**	**1,098,107**

5.1.2 Further information on trading securities (presented at net value)

5.1.2.1 Trading securities given as collateral or blocked

None.

5.1.2.2 Trading securities subject to repurchase agreements

None.

5.1.3 Due from foreign banks

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.4 Receivables from reverse repurchase agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.5 Investment securities available-for-sale

5.1.5.1 Investment securities available-for-sale

Investment securities available-for-sale consist of debt securities, investment funds and shares.

5.1.5.2 Details of investment securities available-for-sale

	Current Period	Prior Period
Debt Securities	**5,599,828**	**5,313,145**
Quoted at Stock Exchange	4,699,328	4,425,681
Not Quoted at Stock Exchange	900,500	887,464
Common Stocks	**62,256**	**67,915**
Quoted at Stock Exchange	11,191	24,141
Not Quoted at Stock Exchange	47,896	47,895
Impairment Losses (-)	-3,169	4,121
Total	**5,662,084**	**5,381,060**

On 31 January 2005, the Bank sold its shares in Türkiye Sınai Kalkınma Bankası AŞ at a total selling price of YTL 7,574 thousands that were reflected at a net book value of YTL 5,817 thousands in its securities available-for-sale portfolio as at 31 December 2004.

(Thousands of New Turkish Lira)

5.1.5.3 Investment securities available-for-sale given as collateral

Collateralized investment securities available-for-sale in YTL include government bonds. Carrying values of such securities with total nominal value of YTL 14,958 thousands, is YTL 10,942 thousands. The related accrued interest amounts to YTL 1,486 thousands.

Collateralized investment securities available-for-sale in foreign currencies include eurobonds and other foreign currency government securities. Carrying values of such securities with total nominal value of USD 6,000,000, is USD 6,140,450. The related accrued interest amounts to USD 172,828.

5.1.5.4 Investment securities available-for-sale given as collateral or blocked

	Current Period		**Prior Period**	
	YTL	**FC**	**YTL**	**FC**
Common stocks	-	-	-	-
Bills, bonds and other securities	10,942	8,117	2,289	8,070
Others	-	-	-	-
Total	**10,942**	**8,117**	**2,289**	**8,070**

5.1.5.5 Investment securities available for sale subject to repurchase agreements

	Current Period		**Prior Period**	
	YTL	**FC**	**YTL**	**FC**
Government Bonds	88,599	622,915	283,236	31,506
Treasury Bills	-	-	-	-
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	-	-	-
Asset Backed Securities	-	-	-	-
Others	-	-	-	-
Total	**88,599**	**622,915**	**283,236**	**31,506**

5.1.6 Loans

5.1.6.1 Loans and advances to shareholders and employees of the Bank

	Current Period		**Prior Period**	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	**54,198**	**183,593**	**55,760**	**189,462**
Corporates	54,198	183,593	55,760	189,462
Individuals	-	-	-	-
Indirect Lendings to Shareholders	**176,764**	**10,235**	**180,068**	**8,510**
Loans to Employees	**22,581**	-	**22,139**	-
Total	**253,543**	**193,828**	**257,967**	**197,972**

(Thousands of New Turkish Lira)

5.1.6.2 *Loans and other receivables classified in groups I and II and restructured or rescheduled*

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Loans	**11,186,922**	-	**24,229**	**52,605**
Discounted Bills	45,216	-	-	-
Export Loans	1,410,116	-	24,229	35,248
Import Loans	775	-	-	-
Loans to Financial Sector	89,272	-	-	-
Foreign Loans	386,500	-	-	-
Consumer Loans	1,158,107	-	-	-
Credit Cards	2,911,041	-	-	-
Precious Metal Loans (Gold, etc...)	71,619	-	-	-
Other	5,114,276	-	-	17,357
Specialization Loans	-	-	-	-
Other Receivables	**1,293,788**	-	-	-
Total	**12,480,710**	-	**24,229**	**52,605**

5.1.6.3 *Maturity analysis of cash loans*

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.6.4 *Consumer loans*

	Short-term	Medium and Long-term	Total	Accrued Interest and Income
Consumer Loans-YTL	**160,551**	**766,601**	**927,152**	**11,177**
Housing Loans	5,528	220,857	226,385	2,331
Automobile Loans	26,950	279,429	306,379	3,235
Consumer Loans	123,858	260,231	384,089	5,472
Personnel Loans	4,215	6,084	10,299	139
Other Consumer Loans	-	-	-	-
Consumer Loans-Indexed to FC	**17,901**	**213,054**	**230,955**	**17,003**
Housing Loans	4,482	152,907	157,389	14,971
Automobile Loans	3,342	50,316	53,658	1,445
Consumer Loans	10,075	9,453	19,528	537
Personnel Loans	2	378	380	50
Other Consumer Loans	-	-	-	-
Credit Cards	**2,873,991**	-	**2,873,991**	**32,158**
Total Consumer Loans	**3,052,443**	**979,655**	**4,032,098**	**60,338**

5.1.6.5 *Allocation of loan customers*

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Thousands of New Turkish Lira)

5.1.6.6 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	10,877,256	9,815,392
Foreign Loans	386,500	497,695
Total	**11,263,756**	**10,313,087**

5.1.6.7 Loans to investments, associates and subsidiaries

	Current Period	Prior Period
Direct Lendings	33,671	97,433
Indirect Lendings	-	-
Total	**33,671**	**97,433**

5.1.6.8 Specific provisions for loans

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	-	161
Doubtful Loans and Receivables	2,215	565
Uncollectible Loans and Receivables	356,862	242,811
Total	**359,077**	**243,537**

5.1.6.9 Non-performing loans(NPLs) (Net)

Non-performing loans and other receivables restructured or rescheduled:

None.

Movements in non-performing loan groups:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Balances at Beginning of Period	**3,160**	**3,970**	**424,696**
Additions (+)	-	794	106,025
Transfer from Other NPL Categories (+)	-	3,160	-
Transfer to Other NPL Categories (-)	3,160	-	1,915
Collections (-)	-	112	11,786
Write-offs (-)	-	-	24,310
Restatement Effects of Inflationary Accounting (-)	-	-	-
Balances at End of Period	-	**7,812**	**492,710**
Specific Provisions (-)	-	2,215	356,862
Net Balance on Balance Sheet	-	**5,597**	**135,848**

Non-performing loans in foreign currencies:

None.

(Thousands of New Turkish Lira)

5.1.6.10 Liquidation policy for uncollectible loans and receivables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.7 Factoring receivables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.8 Investment securities held-to-maturity (net)

5.1.8.1 Investment securities held-to-maturity

	Current Period	Prior Period
Debt Securities	**3,512,300**	**3,613,978**
Quoted at Stock Exchange	1,100,916	1,115,612
Not Quoted at Stock Exchange	2,411,384	2,498,366
Impairment Losses (-)	**5,316**	**8,279**
Total	**3,506,984**	**3,605,699**

5.1.8.2 Movement of investment securities held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	**3,605,699**	**5,167,181**
Foreign Currency Differences On Monetary Assets	-88,979	-44,707
Purchases during the Period	-	1,491,943
Disposals through Sales/Redemptions	-12,699	-2,416,482
Impairment Losses (-)	-2,963	8,279
Restatements Effects of Inflationary Accounting (-)	-	583,957
Balances at End of Period	**3,506,984**	**3,605,699**

5.1.8.3 Information on investment securities held-to-maturity

Current Period	Historical Costs		Valuation	
	YTL	FC	YTL	FC
Collateralised/Blocked Securities	261,343	1,161,434	264,275	1,222,874
Securities subject to Repurchase Agreements	325,654	502,817	331,760	504,242
Securities held for "Structural" Position	-	-	-	-
Receivable from Security Lending Market	-	-	-	-
Guarantees to Security Lending Market	-	-	-	-
Other	-	-	-	-
Total	**586,997**	**1,664,251**	**596,035**	**1,727,116**

(Thousands of New Turkish Lira)

Prior Period	Historical Costs		Valuation	
	YTL	FC	YTL	FC
Collateralised securities	370,706	1,196,247	381,971	1,239,247
Securities subject to Repurchase Agreements	66,002	540,628	66,269	538,755
Securities held for "Structural" Position	-	-	-	-
Receivable from Security Lending Market	-	-	-	-
Guarantees to Security Lending Market	-	-	-	-
Other	-	-	-	-
Total	**436,708**	**1,736,875**	**448,240**	**1,778,002**

Investment securities held-to-maturity given as collateral:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Share Certificates	-	-	-	-
Bonds and Similar Securities	261,343	1,161,434	370,706	1,196,247
Other	-	-	-	-
Total	**261,343**	**1,161,434**	**370,706**	**1,196,247**

Above securities are held for legal obligations and transaction limits.

Investment securities held-to-maturity subject to repurchase agreements:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Government Bonds	325,654	502,817	66,002	540,628
Treasury Bill	-	-	-	-
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	-	-	-
Asset Backed Securities	-	-	-	-
Other	-	-	-	-
Total	**325,654**	**502,817**	**66,002**	**540,628**

Investment securities held-to-maturity held for "structural" position:

None.

(Thousands of New Turkish Lira)

5.1.9 Investments in associates (Net)

5.1.9.1 Investments in associates

	Associate	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Bankalararası Kart Merkezi AŞ[1]	Istanbul/Turkey	10.15	10.15
2	Tansaş Perakende Mağazacılık AŞ	Izmir/ Turkey	24.11	56.98
3	İksir Ul. Elekt. Tic. Bilg. ve Hab. Hiz. AŞ[1]	Istanbul/Turkey	30.44	100.00
4	Garanti Turizm Yatırım ve İşletmeleri AŞ[1]	Istanbul/Turkey	43.33	100.00
5	Doc Finance SA	Geneve/Switzerland	29.00	100.00

	Total Assets	Shareholders' Equity	Total Property & Equipment	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	8,605	6,820	2,447	781	-	-716	8,375	-
2	440,903	197,152	170,330	2,791	735	223	-396,983	546,007
3	14,120	12,090	25	3	-	-1,856	-235,877	-
4	63,386	58,271	53,091	64	-	-3,663	-85,905	-
5	116,675	16,146	-	1,787	-	213	-780	-

(1) Financial statements are as of 31 December 2004.

5.1.9.2 Movement of investments in associates

	Current Period	Prior Period
Balance at Beginning of Period	**159,640**	**321,141**
Movements during the Period	**3,093**	**-161,501**
Acquisitions and Participations in Capital Increases	-	-
Bonus Shares Received	-	12,580
Dividends from Current Year Profit	-	-
Sales/Liquidations	-	-121,567
Reclassifications	-	-
Increase/Decrease in Market Values	7,545	-30,546
Currency Differences on Foreign Associates	-193	-451
Impairment Losses (-)	4,259	21,517
Balance at End of Period	**162,733**	**159,640**
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

Impairment losses amounting to YTL 4,259 thousands in the current period are calculated based on the equity accounting results of associates.

(Thousands of New Turkish Lira)

Valuation methods of investments in associates:

Investments in Associates	Current Period	Prior Period
Valued at Cost	1,177	1,177
Valued at Fair Value	131,651	124,106
Valued by Equity Method of Accounting	29,905	34,357

Sectoral distribution of investments and associates:

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

Quoted associates:

Associates	Current Period	Prior Period
Quoted at Domestic Stock Exchange	131,651	124,106
Quoted at International Stock Exchanges	-	-

Investments in associates sold during the current period:

None.

Investments in associates acquired during the current period:

None.

(Thousands of New Turkish Lira)

5.1.10 Investments in subsidiaries (Net)

5.1.10.1 Investments in subsidiaries

	Subsidiary	Address (City/ Country)	Bank's Share- If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Lasaş Lastik San.ve Tic.AŞ	İstanbul/Turkey	99.99	99.99
2	Garanti Bilişim Teknolojisi ve Tic. AŞ	İstanbul/Turkey	100.00	100.00
3	Petrotrans Nakliyat Ticaret AŞ	İstanbul/Turkey	99.99	99.99
4	Ana Konut Danışmanlık AŞ	İstanbul/Turkey	100.00	100.00
5	Doğuş Hava Taşımacılığı AŞ	İstanbul/Turkey	96.49	100.00
6	Garanti Ödeme Sistemleri AŞ	İstanbul/Turkey	99.92	100.00
7	Doğuş İnsan Gücü AŞ(2)	İstanbul/Turkey	64.10	100.00
8	Doğuş Hiz. Yön. ve Org. Danış AŞ(2)	İstanbul/Turkey	93.40	100.00
9	Doğuş Turizm Sağlık Yat. İşlt. Tic. AŞ	İstanbul/Turkey	100.00	100.00
10	Sititur Turizm Taşımacılık Org. AŞ	İstanbul/Turkey	99.95	100.00
11	Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hizmetleri AŞ	İstanbul/Turkey	100.00	100.00
12	Voyager Mediterranean Turizm End.ve Tic.AŞ(*)	İstanbul/Turkey	77.00	100.00
13	Garanti Finansal Kiralama AŞ	İstanbul/Turkey	94.10	98.93
14	Garanti Faktoring Hiz.AŞ	İstanbul/Turkey	55.40	55.40
15	Garanti Yatırım Menkul Kıymetler AŞ	İstanbul/Turkey	100.00	100.00
16	Garanti Portföy Yönetimi AŞ	İstanbul/Turkey	100.00	100.00
17	Garanti Sigorta AŞ	İstanbul/Turkey	100.00	100.00
18	Garanti Emeklilik ve Hayat AŞ	İstanbul/Turkey	99.78	100.00
19	Garanti Gayrimenkul Yatırım Ortaklığı AŞ(3)	İstanbul/Turkey	50.98	50.98
20	Garanti Bank International NV	Amsterdam/Holland	100.00	100.00
21	Bosphorus Financial Services Ltd (1)	Valetta/Malta	99.99	100.00
22	Garanti Bank Moscow	Moscow/Russia	78.35	99.85
23	Garanti Financial Services Plc	Dublin/Ireland	99.99	100.00
24	Garanti Fund Management Co. Ltd	Valetta/Malta	99.99	100.00

(Thousands of New Turkish Lira)

	Total Assets	Shareholders' Equity	Total Property & Equipment	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	52,996	40,861	37,910	28	-	350	-13,721	-
2	8,492	6,227	1,138	21	35	-169	-96,240	-
3	209	-91	6	-	-	-98	-945	-
4	308,245	295,471	270,805	314	-	-2,800	-105,142	-
5	13,758	13,414	-	11	-	-12	-123,084	-
6	4,027	2,977	158	-	49	311	1,438	-
7	3	3	-	-	1	555	-2,132	-
8	411	375	23	-	74	209	-25	-
9	193,850	193,849	185,553	10	-	-66	3,781	-
10	88,054	86,330	83,867	-	-	-578	-60,770	-
11	255	186	-	-	-	42	-186	-
12	5,418	295	247	10	-	-335	-5,998	-
13	483,489	94,495	17,901	17,054	275	6,126	-13,086	-
14	145,768	21,206	394	3,230	-	635	2,122	41,100
15	22,080	15,529	3,615	5	837	384	-27,630	-
16	20,801	15,760	3,312	35	449	480	4,827	-
17	180,314	51,924	17,339	120	2,345	3,690	-24,269	-
18	126,247	27,144	5,097	923	436	-1,929	-29,445	-
19	92,470	83,769	44,198	2,242	2,934	403	11,407	65,682
20	3,057,487	283,746	62,112	34,993	15,038	10,768	37,572	-
21	545	542	-	-	-	-	401	-
22	211,032	47,390	1,116	1,847	1,232	436	5,322	-
23	10,486	10,083	-	83	-	-202	6,798	-
24	1,305	-477	-	4	-	-358	-383	-

(*) Inflation adjusted financial statements are not available as of the reporting date, statutory financial statements are disclosed.

(1) Financial statements are as of 31 December 2003. The Company is currently under liquidation.

(2) Financial statements are as of 31 December 2004.

(3) Financial statements are as of 31 December 2004, but fair value information is as of 31 March 2005.

(Thousands of New Turkish Lira)

5.1.10.2 Movement of subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	**1,394,851**	**1,464,248**
Movements during the Period	**-15,929**	**-69,397**
Acquisitions and Participations in Capital Increases	18,000	20,829
Bonus Shares Received	-	-
Dividends from Current Year Profit	-	-
Sales/Liquidations	-11,507	-6,911
Reclassifications	-	-
Increase/Decrease in Market Values	-217	24,918
Currency Differences on Foreign Subsidiaries	-18,970	-31,520
Impairment Losses (-)	3,235	76,713
Balance at End of Period	**1,378,922**	**1,394,851**
Capital Commitments	31,287	19,302
Share Percentage at the End of Period (%)	-	-

Impairment losses amounting to YTL 3,235 thousands in the current period are calculated based on the equity accounting results of subsidiaries.

Valuation methods of subsidiaries:

Subsidiaries	**Current Period**	**Prior Period**
Valued at Cost	676,892	677,862
Valued at Fair Value	56,256	56,473
Valued by Equity Method of Accounting	645,774	660,516

Sectoral distribution of subsidiaries:

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

Quoted subsidiaries:

Subsidiaries	**Current Period**	**Prior Period**
Quoted at Domestic Stock Exchanges	56,256	56,473
Quoted at International Stock Exchanges	-	-

(Thousands of New Turkish Lira)

Subsidiaries disposed during the current period:

Company	Selling Price	Market or Stock Exchange Price per Share at Selling Date	Cash/Term Sale
Konaklı Turizm Temizlik Taşımacılık Org. Bilgisayar Danışmanlık Yapı ve Tic AŞ.	EUR 6,598,019.34	-	Term sale

In the current period, the Bank completed the sale of its shares in Konaklı Temizlik Taşımacılık Org. Bilgisayar Danışmanlık Yapı ve Tic. AŞ, a non-financial subsidiary at a net book value of YTL 11,507 thousands, at a price determined according to the company's balance sheet at the selling date.

On 23 March 2005, the Bank signed a Term Sale Agreement to sell its shares in Petrotrans Nakliyat Ticaret AŞ, a non-financial subsidiary at a net book value of YTL 9,782 thousands as at 31 March 2005, at a total selling price of USD 10,000,000. If the sale conditions are met and the remaining portion of sale proceeds in the amount of USD 9,000,000 is collected until 30 June 2005, the agreement will be effective and the transfer of shares will take place.

Subsidiaries acquired during the current period:

Acquisitions included in the movement schedule above, resulted from participations in capital increases of existing subsidiaries.

5.1.11 Other investments (Net)

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.12 Financial lease receivables (Net)

5.1.12.1 Maturity analysis of financial lease receivables

None.

5.1.12.2 Net investment for financial lease

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.12.3 Financial lease agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.13 Receivables on term sales of assets included in "Miscellaneous Receivables"

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Thousands of New Turkish Lira)

5.1.14 Accrued interest and income

5.1.14.1 Accrued interest and income on loans

Accrued Interest and Income on Loans	Current Period		Prior Period	
	YTL	FC	YTL	FC
Uncollected Interest Income	3,266	1,357	3,093	1,824
Interest Income Accruals	72,175	83,209	61,041	90,774
Uncollected Commissions and Other Income	246	113	201	180
Commissions and Other Income Accruals	5,882	322	6,087	854
Total	**81,569**	**85,001**	**70,422**	**93,632**

5.1.14.2 Other accrued interest and income

Other Accrued Interest and Income Receivable on	Current Period		Prior Period	
	YTL	FC	YTL	FC
Trading Securities	176	2,972	2,149	1,294
Investment Securities Available-for-Sale	82,005	56,248	117,005	82,467
Investment Securities Held-to-Maturity	25,167	85,140	22,148	62,178
Reverse Repurchase Agreements	-	-	-	-
Reserve Deposits	13,156	2,302	12,811	2,073
Financial Derivative Instruments:	3,244	14,633	1,006	64,540
Interest and Income Accruals	*3,244*	*14,633*	*1,006*	*64,540*
Income Accruals for Foreign Exchange Gains	-	-	-	-
Financial Leases	-	-	-	-
Other	9,895	426	12,094	740
Total	**133,643**	**161,721**	**167,213**	**213,292**

5.1.15 Tangible assets (Net)

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.16 Intangible assets

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.1.17 Other assets

5.1.17.1 Prepaid expenses, taxes and similar items

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Thousands of New Turkish Lira)

5.1.17.2 Deferred tax assets and tax losses carried forward

As of 31 March 2005, the Bank calculated a current period taxable income of YTL 227,846 thousands and recorded a net tax expense of YTL 51,200 thousands considering the deferred tax effects of temporary differences, prior years' tax losses carried forward, tax exemptions and deductions. The cumulative deferred tax assets of the Bank on taxable temporary differences arising between the carrying values of assets and liabilities in the financial statements and their corresponding balances considered in the calculation of the tax base, amount to YTL 57,794 thousands as of 31 March 2005.

5.1.17.3 Components of other assets, as each sub-account exceeding 20% of the total seperately, excluding off-balance sheet items exceeding 10% of total assets

None.

(Thousands of New Turkish Lira)

5.2 Liabilities

5.2.1 Maturity profile of deposits

Current Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over
Saving Deposits	**482,140**	-	**1,345,543**	**1,926,816**	**328,132**	**79,104**	**116,789**
Foreign Currency Deposists	**2,667,073**	-	**2,815,134**	**2,243,446**	**421,818**	**305,539**	**375,110**
Residents in Turkey	2,430,692	-	2,735,363	2,142,791	401,398	143,320	317,015
Residents Abroad	236,381	-	79,771	100,655	20,420	162,219	58,095
Public Sector Deposits	**87,383**	-	**327**	**216**	**135**	**36**	**34**
Commercial Deposits	**1,245,974**	-	**1,274,758**	**650,188**	**231,674**	**12,897**	**6,246**
Other	**293,835**	-	**110,293**	**31,936**	**3,322**	**51**	**159**
Precious Metal Deposits	**3,111**	-	**398**	**2,678**	-	**2,711**	-
Bank Deposits	**180,215**	-	**391,051**	-	-	-	-
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	1,811	-	109,204	-	-	-	-
Foreign Banks	178,386	-	281,847	-	-	-	-
Special Purpose Financials Institutions	18	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	**4,959,731**	-	**5,937,504**	**4,855,280**	**985,081**	**400,338**	**498,338**

Prior Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over
Saving Deposits	**452,534**	-	**1,186,759**	**1,757,090**	**250,023**	**29,699**	**105,031**
Foreign Currency Deposists	**3,115,800**	-	**2,878,049**	**2,615,781**	**401,489**	**244,646**	**362,079**
Residents in Turkey	2,821,532	-	2,789,551	2,494,379	385,085	201,365	325,068
Residents Abroad	294,268	-	88,498	121,402	16,404	43,281	37,011
Public Sector Deposits	**10,309**	-	**254**	**220**	**5**	**35**	**34**
Commercial Deposits	**1,181,635**	-	**1,032,601**	**740,179**	**275,556**	**726**	**5,074**
Other	**259,047**	-	**15,259**	**41,685**	**1,859**	**13**	**145**
Precious Metal Deposits	**2,514**	-	**838**	**497**	-	**2,855**	-
Bank Deposits	**53,760**	-	**588,161**	-	-	-	-
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	2,295	-	233,123	-	-	-	-
Foreign Banks	51,461	-	355,038	-	-	-	-
Special Purpose Financials Institutions	4	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	**5,075,599**	-	**5,701,921**	**5,155,452**	**928,932**	**277,974**	**472,363**

(Thousands of New Turkish Lira)

5.2.1.1 Saving deposits insured by Saving Deposit Insurance Fund and total amount of deposits exceeding insurance coverage limit

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	Prior Period	Current Period	Prior Period
Saving Deposits	2,478,892	2,214,897	1,713,629	1,406,174
Foreign Currency Saving Deposits	2,788,035	2,857,002	3,393,827	3,488,700
Other Deposits	516	495	7,251	4,609
Foreign Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-
Off-Shore Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.1.3 Saving deposits out of the insurance coverage limits of Saving Deposit Insurance Fund

Saving Deposits at	Current Period	Prior Period
Foreign Branches	239,082	261,308
Off-Shore Branches	-	-

5.2.2 Funds provided from transactions by repurchase transactions

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Domestic Transactions	**342,088**	**-**	**258,708**	**-**
Financial Institutions and Organizations	269,067	-	200,951	-
Other Institutions and Organizations	52,824	-	32,092	-
Individuals	20,197	-	25,665	-
Foreign Transactions	**50,305**	**801,948**	**50,108**	**465,990**
Financial Institutions and Organizations	49,999	801,948	50,000	465,990
Other Institutions and Organizations	217	-	4	-
Individuals	89	-	104	-
Total	**392,393**	**801,948**	**308,816**	**465,990**

5.2.3 Funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-term	131,106	2,158,998	124,743	2,210,449
Medium and Long-term	-	1,208,906	-	1,212,554
Total	**131,106**	**3,367,904**	**124,743**	**3,423,003**

5.2.3.1 Disclosures for concentration areas of the Bank's commitments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Thousands of New Turkish Lira)

5.2.4 Disclosure for securities issued

None.

5.2.4.1 Convertible bonds

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.4.2 Maturity, interest and currency profile of securities issued

None.

5.2.5 Funds

None.

5.2.6 Miscellaneous payables

	Current Period	Prior Period
Cash Collaterals Received	1,070	702

5.2.6.1 Nature of cash collaterals received

Cash collaterals received consist of deposits blocked for loans, export and import transactions.

5.2.7 Other liabilities

5.2.7.1 Deferred tax liabilities

None.

5.2.7.2 Components of other liabilities, as each sub-account exceeding 20% of the total seperately, excluding off-balance sheet items exceeding 10% of total liabilities

None.

5.2.8 Taxes and other duties payable

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.9 Factoring payables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.10 Criteria used in the determination of lease instalments in the financial lease contracts, renewal and purchase options, restrictions, and significant burdens imposed on the bank on such contracts

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Thousands of New Turkish Lira)

5.2.10.1 Changes in agreements and further commitments arising

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.10.2 Financial lease payables

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Up to 1 Year	20,926	17,450	16,583	13,723
1-4 Years	19,736	17,322	19,064	16,015
More than 4 Years	-	-	-	-
Total	**40,662**	**34,772**	**35,647**	**29,738**

5.2.10.3 Operational lease agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.10.4 "Sale-and-lease-back" agreements

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.11 Accrued interest and expenses

Accrued Interest and Expenses on	Current Period		Prior Period	
	YTL	FC	YTL	FC
Deposits	74,414	21,106	71,661	19,587
Funds Borrowed	7,676	29,652	8,260	28,975
Securities Issued	-	-	-	-
Repurchase Agreements	7,079	8,256	3,822	10,195
Financial Derivative Instruments:	34,236	8,042	7,108	4,221
Interest and Expense Accruals	*34,236*	*8,042*	*7,108*	*4,221*
Expense Accruals for Foreign Exchange Losses	-	-	-	-
Factoring Payables	-	-	-	-
Other	6,558	8,266	4,820	8,439
Total	**129,963**	**75,322**	**95,671**	**71,417**

5.2.12 Provisions and subordinated loans

5.2.12.1 General provisions

	Current Period	Prior Period
General Provision for	**71,229**	**65,512**
Loans and Receivables in Group I	59,468	52,604
Loans and Receivables in Group II	384	389
Non-Cash Loans	11,377	12,519
Other	-	-

(Thousands of New Turkish Lira)

5.2.12.2 Reserve for employee termination benefits and notification indemnity

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.12.3 Liabilities resulting from retirement rights

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.12.4 Nature of provisions, timing and amount of expected payments and uncertainties

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.12.5 General reserves for possible losses

	Current Period	Prior Period
Balance at Beginning of Period	**41,500**	**37,567**
Provision for realized losses	-	-33,000
Current period general reserve provision	8,000	41,500
Restatement effects of inflationary accounting	-	-4,567
Balance at End of Period	**49,500**	**41,500**

The Bank provided a general reserve in the amount of YTL 8,000 thousands in the current period for the assets kept at cost in the financial statements against the possible adverse effects of the potential risks in the economy.

5.2.13 Subordinated loans

None.

5.2.14 Information on shareholders' equity

5.2.14.1 Paid-in capital

	Current Period	Prior Period
Common Stock	1,200,000	1,200,000
Preferred Stock	-	-

5.2.14.2 Registered share capital system

Capital	Paid-in Capital	Ceiling per Registered Share Capital
Common Stock	1,200,000	1,200,000
Preferred Stock	-	-

As per the resolution no.2141 of the Board of Directors on 7 March 2005, it has been decided to increase the Bank's registered share capital ceiling from YTL 1,200,000 thousands to YTL 7,000,000 thousands. The decision was approved during the Annual General Assembly held on 4 April 2005.

5.2.14.3 Capital increases in current period

None.

5.2.14.4 Capital increases from revaluation fund in current period

None.

5.2.14.5 Capital commitments for current financial year and following period

None.

5.2.14.6 Information on privileges given to stocks representing the capital

None.

5.2.14.7 Common stock issue premiums, shares and equity instruments

	Current Period	Prior Period
Number of Shares (billions) (1)	2,400	2,400
Preferred Stock	-	-
Common Stock Issue Premium	-	-
Common Stock Canceling Profit	-	-
Other Equity Instruments	-	-
Total Common Stock Issue	**2,400**	**2,400**

(1) As per the resolution of the Board of Directors on 7 March 2005, it was decided to change the face value of each share from TL 500 to New Kuruş 1 and the number of shares from 2,400 billions to 120 billions in compliance with the Law on the Currency Unit of the Republic of Turkey no.5083 and the Law no.5274 changing the Turkish Commercial Code no.6762. The change has been registered subsequently on 7 April 2005.

5.2.14.8 Securities value increase fund

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

Disclosure on securities value increase fund

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

Accounting for foreign exchange gains/losses on investments, associates, subsidiaries and common stocks in investment securities available-for-sale:

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

Any foreign exchange gains/losses classified under shareholders' equity in prior periods:

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Thousands of New Turkish Lira)

5.2.14.9 Revaluation fund

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.14.10 Revaluation surplus

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.2.14.11 Legal reserves

In compliance with the decisions made on the General Assembly, 5% of the prior years' profits are allocated to legal reserves.

	Current Period	Prior Period
I. Legal Reserve (Turkish Commercial Code 466/1)	22,482	22,515
II. Legal Reserve (Turkish Commercial Code 466/2)	2,987	2,987
Extraordinary Reserves	835	835

5.2.14.12 Extraordinary reserves

In compliance with the decisions made on the Annual General Assembly, remaining prior years' profits after the appropriation to legal reserves, are allocated to extraordinary reserves.

	Current Period	Prior Period
Legal reserves that was allocated to be in compliance with the decisions made on the Annual General Assembly	71,416	71,416
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Difference on Foreign Currency Capital	-	-

5.2.14.13 Shareholders having more than 10% share in capital and/or voting right

Company	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	610,115	50.84%	610,115	-

As per the resolution of the Board of Directors dated 8 November 2004, Doğuş Holding AŞ had an agreement with an foreign portfolio investor for issuing an option to purchase a portion of the shares of the Bank owned by Doğuş Holding AŞ. The pricing negotiation was concluded and the investor took over all the ownership rights including sale of 5,087,302,340 shares (New Kuruş 1 each) representing 4.24% of the Bank's capital throughout the option period agreed. Accordingly, Doğuş Holding AŞ' share in the Bank's capital decreased from 55.08% to 50.84%. In the agreement, an additional right has been provided to the investor to purchase a further 30% of the shares subject to this option which represents 1.32% of the Bank's capital. Such shares were pledged to the investor.

Doğuş Holding AŞ, has given a mandate to Morgan Stanley & Co. Ltd for the Bank in connection with the identification and assessment of potential merger, joint venture, share purchase and sale prospects in the banking sector.

(Thousands of New Turkish Lira)

5.3 Income Statement

5.3.1 Interest Income

5.3.1.1 Interest income received from investments, associates and subsidiaries

	Current Period	Prior Period
Interest Received from Investments in Associates and Subsidiaries	906	1,351

5.3.1.2 Income from financial lease

None.

5.3.1.3 Interest income received from reverse repurchase agreements

None.

5.3.1.4 Interest income from factoring receivables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.3.2 Interest Expenses

5.3.2.1 Interest expenses paid to investments, associates and subsidiaries

	Current Period	Prior Period
Interest Paid to Investments in Associates and Subsidiaries	498	3,927

5.3.2.2 Expenses on financial lease

	Current Period	Prior Period
Financial Leasing Expenses	1,470	731

(Thousands of New Turkish Lira)

5.3.2.3 Maturity structure of interest expense on deposits

Account Description	Demand Deposits	Time Deposits					Total
		Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	
YTL							
Bank Deposits	2	8,942	-	-	-	-	8,944
Saving Deposits	726	56,354	85,164	13,699	2,787	5,569	164,299
Public Sector Deposits	4	12	8	2	2	2	30
Commercial Deposits	149	40,927	21,825	5,353	376	279	68,909
Other	3,077	1,875	4,432	8,486	2	8	17,880
"7 Days Notice" Deposits	-	-	-	-	-	-	-
Precious Metal Deposits	-	-	-	-	-	-	-
Total YTL	**3,958**	**108,110**	**111,429**	**27,540**	**3,167**	**5,858**	**260,062**
FC							
Foreign Currency Deposits	2,476	15,959	15,289	2,823	921	2,434	39,902
Bank Deposits	-	1,887	-	-	-	-	1,887
Precious Metal Deposits	-	4	5	-	6	-	15
Total FC	**2,476**	**17,850**	**15,294**	**2,823**	**927**	**2,434**	**41,804**
Grand Total	**6,434**	**125,960**	**126,723**	**30,363**	**4,094**	**8,292**	**301,866**

5.3.2.4 Interest expense on repurchase agreements

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Interest Paid on Repurchase Agreements	44,733	5,867	30,732	8,688

5.3.2.5 Interest expenses on factoring payables

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.3.3 Other operating income

Other operating income consists of collection or reversals of prior year provisions, banking services related costs charged to customers and income in custody services.

(Thousands of New Turkish Lira)

5.3.4 Provision for loan or other receivable losses

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	146,161	15,163
Loans and Receivables in Group III	-	-
Loans and Receivables in Group IV	*1,139*	-
Loans and Receivables in Group V	*145,022*	*15,163*
General Provisions	5,803	2,422
Provision for Possible Losses	8,000	22,801
Foreign Exchange Losses on Foreign Currency Indexed Loans	1,783	12,468
Impairment Losses on Securities	14,280	-
Trading securities	5,350	-
Available-for-sale securities	8,930	-
Other Impairment Losses	67,263	26,162
Associates	4,084	2,039
Subsidiaries	4,339	24,123
Joint Ventures	-	-
Investment Securities Held to Maturity	58,840	-
Other	20,567	476
Total	**263,857**	**79,492**

5.3.5 Other operating expenses

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.3.6 Income/losses from investments, associates and subsidiaries

5.3.6.1 Income and losses

Income/Losses from	Current Period	Prior Period
Subsidiaries (+/-)	-	3,211
Investments and Associates (+/-)	-	10,750

5.3.6.2 Income/losses from investments in associates resulting from equity accounting

Losses from investments in associates accounted under equity accounting, are presented in 5.3.4 above under "Other impairment losses". There are no income recognized for investments in associates accounted under equity method of accounting.

5.3.6.3 Income or loss from transactions with companies and individuals in the Bank's risk group

The related disclosure is presented in details in note 5.8.

5.3.7 Extraordinary income/expense

None.

5.3.8 Net profit and loss

5.3.8.1 Any further explanation on operating results needed for proper understanding of the Bank's performance

None.

5.3.8.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.3.9 Quantification of any changes in accounting estimates that had material effect in current period and may materially affect subsequent periods

None.

(Thousands of New Turkish Lira)

5.4 Off-balance Sheet Items

5.4.1 Off-balance sheet contingencies

5.4.1.1 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Loan Risks	369,090	365,712
With Original Maturity of 1 Year or Less	*115,455*	*64,238*
With Original Maturity of More Than 1 Year	*253,635*	*301,474*
Other Non-Cash Loans	6,148,945	6,325,974
Total	**6,518,035**	**6,691,686**

5.4.1.2 Other disclosures on non-cash loans

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.4.1.3 Irrevocable credit commitments

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	2,853,198	3,085,217
Letters of Guarantee in YTL	1,620,406	1,516,757
Letters of Credit	1,364,658	1,185,029
Bank Acceptances	324,442	357,269
Prefinancing	-	-
Total	**6,162,704**	**6,144,272**

5.4.1.4 Possible losses from off-balance sheet items

None.

5.4.1.5 Pledges, mortgages, other restrictions and acquisition commitments on tangible assets

None.

5.4.1.6 Explanation for the following matters separately from other conditional commitments

The Bank's share in commitments for joint venture:

None.

Accounting method of commitments:

The Bank has capital commitments amounting to YTL 31,287 thousands for its subsidiaries. Furthermore, there are letters of guarantee amounting to YTL 5,446 thousands issued for several entities for the Bank's own business. These commitments are included in the Bank's off-balance sheet accounts.

5.4.2 Financial derivative instruments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.4.3 Services rendered on behalf of third parties

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.4.4 The Bank's latest international risk ratings

MOODY'S *(February 2005*)*

Long Term FC Deposit	B2
Long Term YTL Deposit	Baa2
Short Term YTL Deposit	Prime-2
Deposit Outlook	Positive
FSR	D+
FSR Outlook	Stable

STANDARD AND POORS *(January 2005*)*

Long Term FC Counter Party Credit Rating	BB-
Outlook	Stable

FITCH RATINGS *(January 2005*)*

Foreign Currency	
Long Term	BB-
Short Term	B
Outlook	Stable
Individual	C/D
Support	4
Turkish Lira	
Long Term	BB-
Short Term	B
Outlook	Stable
National	A
Outlook	Stable

CAPITAL INTELLIGENCE *(January 2005*)*

Long Term FC Obligations	B+
Short Term FC Obligations	B
Domestic Strength	BBB
Support	2
Outlook	Stable

(*) Latest dates in risk notes or outlooks.

5.5 Statement of changes in shareholders' equity

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Thousands of New Turkish Lira)

5.6 Statement of cash flows

5.6.1 Disclosures for "other" items in statement of cash flows and effect of change in foreign currency rates cash and cash equivalents

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6.2 Cash outflows from acquisition of investments, associates, subsidiaries and other investments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6.3 Cash inflows from disposal of investments, associates, subsidiaries and other investments

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6.4 Cash and cash equivalents at beginning of period

	Current Period	Prior Period
Cash on Hand	**189,528**	**181,487**
Cash in YTL	*62,013*	*41,664*
Cash in Foreign Currency	*127,515*	*139,823*
Cash Equivalents	**1,344,589**	**735,203**
Other	*1,344,589*	*735,203*
TOTAL	**1,534,117**	**916,690**

5.6.5 Cash and cash equivalents at end of period

	Current Period	Prior Period
Cash on Hand	**136,323**	**95,194**
Cash in YTL	*62,955*	*36,035*
Cash in Foreign Currency	*73,368*	*59,159*
Cash Equivalents	**1,013,608**	**951,372**
Other	*1,013,608*	*951,372*
TOTAL	**1,149,931**	**1,046,566**

5.6.6 Restricted cash and cash equivalents due to legal requirements or other reasons

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.6.7 Additional information

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

5.7 Accounting for entities acquired through mergers and acquisitions

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Thousands of New Turkish Lira)

5.8 Related party risks

5.8.1 Volume of transactions with the Bank's risk group, lendings and deposits outstanding at period end and income and expenses from transactions incurred during the period

5.8.1.1 Current Period

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Balance at beginning of period	97,433	17,146	235,828	197,972	-	-
Balance at end of period	33,671	16,260	230,962	193,828	-	-
Interest and Commission Income	958	45	1,913	320	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

5.8.1.2 Prior Period

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Balance at beginning of period	158,647	30,599	376,268	334,387	-	-
Balance at end of period	97,433	17,146	235,828	197,972	-	-
Interest and Commission Income	1,391	26	2,464	1,049	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

5.8.1.3 Other related party balances

Deposits:

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Balance at beginning of period	65,484	98,358	152,702	139,985	-	-
Balance at end of period	56,902	65,484	202,628	152,702	-	-
Interest Expenses	498	3,927	3,978	4,856	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

(Thousands of New Turkish Lira)

Derivative transactions:

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Trading Transactions:						
Beginning of Period	222	161,005	680	-	-	-
End of Period	15,547	222	661	680	-	-
Total Profit/Loss	-	-	-	-	-	-
Hedging Transactions:	-		-		-	-
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/Loss	-	-	-	-	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

5.8.2 The Bank's risk group

5.8.2.1 Relations with companies in risk group of/or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.8.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group compose 2.13% of the Bank's total cash loans and 0.90% of the Bank's total assets. The non-cash loans of the risk group compose 3.22% of the Bank's total non-cash loans. The deposits of the risk group compose 1.47% of the Bank's total deposits. The pricing of transactions with the risk group companies is set in compliance with the market prices.

5.8.2.3 Other matters not required to be disclosed

None.

5.8.2.4 Transactions accounted under equity method

Please refer to sections 5.1.9 and 5.1.10.

5.8.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with Garanti Yatırım Menkul Kıymetler AŞ, Garanti Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for the Bank's internal use are partly arranged through financial leasing.

(Thousands of New Turkish Lira)

5.9 Accounting in hyperinflationary economies

According to the Article 14 of "Regulation on Accounting Standards"; "Accounting Standard for Financial Reporting in Hyperinflationary Economies", if general population prefers to keep its wealth in foreign currencies, prices are quoted in foreign currencies, interest rates, wages and prices are linked to a general price index, sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period, even if the period is short, the cumulative three-year inflation rate is equal to or over 100% and the current year inflation rate is equal to or over 10% according to the State Institute of Statistics, this confirms the existence of a hyperinflationary economy.

In BRSA's Circular no.BDDK.DZM.2/13/-d-5 on 28 April 2005, it is stated that as of January 2005, the banking sector datas confirm that the YTL deposits has the majority in total deposit stock, the foreign currency deposits have a decreasing trend, in short-term transactions prices are determined disregarding any losses of purchasing power during the period and the issuance of government securities are not dependent on price indices, and the Turkish nation-wide wholesale price indices published by the State Institute of Statistics, have been 57.83% and 8.16% for the last three-year and twelve months, respectively as of 31 March 2005, and therefore the majority of the criterias confirming the existence of a hyperinflationary economy are not valid anymore. Accordingly, by the decision no.1623 of BRSA on 21 April 2005, it is announced that the application of inflation accounting in banking sector has ceased.

5.9.1 Other disclosures

The Bank's accompanying unconsolidated interim financial statements are not adjusted for the effect of inflation as of 31 March 2005. The financial statements as of 31 December 2004 and the income statement for the three-month period ended 31 March 2004, are adjusted for the effects of inflation as of 31 December 2004. In the current period, the non-monatery items are not adjusted for the effects of inflation. Therefore in the income statement there are no gains/losses calculated for the monetary position.

In compliance with BRSA's Circular on 28 April 2005 on ceasing the inflation accounting application, any accounting entries made to the accounts used for booking of the adjustments for inflation accounting were cancelled, and the balances resulted from the inflation accounting application as of 31 December 2004 and booked according to the Uniform Chart of Accounts and the related Articles, are transferred to the main accounts that were subject to the inflation accounting adjustments except for "capital reserves from inflation adjustments". The balance of "capital reserves from inflation adjustments" account is transferred to "other supplementary capital" account.

The Turkish countrywide wholesale price indices and conversion factors published by the State Institute of Statistics, used in restatement of the financial statements are as follows:

Date	Index	Conversion Factor
31 December 2004	8,403.8	1.000
31 March 2004	7,862.2	1.069
31 December 2003	7,382.1	1.138

5.10 Domestic, foreign and off-shore branches and foreign reprensentative offices

Not prepared in compliance with Article 51 of the statement no.17 of "Regulation on Accounting Standards".

(Thousands of New Turkish Lira)

5.11 Significant events and matters arising subsequent to balance sheet date

- During the Annual General Assembly held on 4 April 2005, following the allocation of legal reserves from the 2004 net income of YTL 450,549 thousands, it has been agreed to transfer the remaining balance amounting to YTL 428,022 thousands to extraordinary reserves.

- As per the resolution no.2147 of the Board of Directors on 8 April 2005, within the registered share capital ceiling of YTL 7,000,000 thousands, it has been decided to increase the Bank's share capital from YTL 1,200,000 thousands to YTL 2,100,000 thousands through appropriation of real-estate sales income of YTL 7,083 thousands, extraordinary reserves of YTL 442,917 thousands and capital reserves from inflation adjustments to paid-in capital of YTL 450,000 thousands.

- The Bank is working on obtaining a foreing sourced funding, upto USD 300 millions with a maximum maturity of 8 years, backed to payment order flows.

- As per the resolution no.2152 of the Board of Directors on 11 May 2005, it is decided to obtain all the necessary legal permissions in order to merge the Bank with Ana Konut Danışmanlık AŞ, a fully owned non-financial subsidiary of the Bank reflected at a net book value of YTL 295,471 thousands as of 31 March 2005, taking over all the rights, assets, liabilities and obligations of the company ceasing its legal corporate existence after merger.

- As per the resolution no.2151 of the Board of Directors on 5 May 2005, it is decided to sell the Bank's shares in Akarnet Konaklama Tesisleri Yatırım ve İşletme AŞ, classified under investment securities available for sale to third parties. The sale procedures have not yet been completed.

6 Other disclosures and footnotes

6.1 Other disclosures on activities of the Bank

As per the resolution no.2145 of the Board of Directors dated 1 April 2005, the Bank, and also Doğuş Holding AŞ, have signed a mandate with ABN AMRO Corporate Finance Ltd for Tansaş Perakende Mağazacılık Ticaret AŞ, a non-financial investment reflected at a net book value of YTL 131,651 thousands as at 31 March 2005, in connection with the identification and assessment of potential merger, joint venture, share purchase and sale prospects in the retail sector.

7 Independent Auditor's Review Report and Auditor's Evaluation

7.1 Disclosure on Independent Auditor's Review Report

The Bank's unconsolidated interim financial statements as of 31 March 2005, have been subject to review by Akis Serbest Muhasebeci Mali Müşavirlik AŞ (the member firm of KPMG). It was noted in their review report dated 13 May 2005 that nothing material has come to their attention that caused them to believe that the accompanying unconsolidated interim financial statements do not give a true and fair view of the Bank's financial position and results of its operations as of 31 March 2005.